Exhibit 2.1

EXECUTION VERSION

BARNWELL INDUSTRIES, INC.

- and -

2798913 ALBERTA LTD.

SHARE PURCHASE AND SALE AGREEMENT

October 5, 2026

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation	17
1.3	Conflicts	19
1.4	Knowledge	19
1.5	Schedules and Exhibits	20

ARTICLE 2 PURCHASE AND SALE		20

2.1	Purchase and Sale	20
2.2	Purchase Price	20
2.3	Deposit and Break Fee	21
2.4	Purchase Price Allocation	22
2.5	Tax Withholdings	22

ARTICLE 3 PURCHASE PRICE ADJUSTMENT		24

3.1	Post-Closing Statement	24
3.2	Disputed Items	24
3.3	Post-Closing Payment	25
3.4	Overdue Amounts	25

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		25

4.1	Vendor's Representations and Warranties Regarding Vendor	25
4.2	Vendor's Representations and Warranties Regarding the Corporation	27
4.3	No Additional Representations and Warranties	39
4.4	Purchaser's Representations and Warranties.	40

ARTICLE 5 CLOSING		42

5.1	Closing	42
5.2	Closing Deliverables	42

ARTICLE 6 CONDITIONS PRECEDENT		44

6.1	Mutual Conditions	44
6.2	Purchaser's Conditions	44
6.3	Vendor's Conditions	45
6.4	Frustration of Closing Conditions	45

ARTICLE 7 TERMINATION		45

7.1	Termination Events	45
7.2	Effect of Termination	46

ARTICLE 8 OTHER COVENANTS OF THE PARTIES		47

8.1	Efforts of the Parties	47

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8.2	Update of Schedules	48
8.3	Tax Matters	48
8.4	Access, Information and Documents	50
8.5	Conduct of the Corporation's Business	51
8.6	No Liability on Vendor	53
8.7	Pre-Closing Reorganization; Termination of Intercompany Arrangements	53
8.8	Confidentiality	54

ARTICLE 9 ADDITIONAL AGREEMENTS		55

9.1	Non-Solicitation	55
9.2	Responding to an Acquisition Proposal	56
9.3	Responding to a Superior Proposal	57
9.4	Right to Match	58

ARTICLE 10 INDEMNIFICATION		59

10.1	Survival	59
10.2	Indemnification by Vendor	59
10.3	Indemnification by Purchaser	60
10.4	Certain Limitations	60
10.5	Sole and Exclusive Remedy	63
10.6	Third Party Claims	64

ARTICLE 11 MISCELLANEOUS		65

11.1	Partial Invalidity	65
11.2	Notice	65
11.3	Amendments and Waivers	66
11.4	Consequential Losses	66
11.5	Expenses	66
11.6	Entire Agreement	66
11.7	Subrogation	67
11.8	Governing Law; Arbitration	67
11.9	Time is of Essence	68
11.10	Assignment	68
11.11	Enurement	68
11.12	Non-Recourse Parties	68
11.13	Further Assurances	68
11.14	Announcements	69
11.15	Counterpart Execution	69

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SCHEDULES AND EXHIBITS

Schedule/Exhibit	Description
Schedule A	Part 1 – Land Schedule Part 2 - Wells Part 3 – Major Facilities Part 4 – Proprietary Seismic Data
Schedule B	Closing Statement Example Calculation
Schedule C	Pre-Closing Reorganization Steps
Exhibit A	Form of Officer's Certificates
Exhibit B	Form of Director / Officer Resignation and Mutual Release
Exhibit C	Form of Withholding Tax Escrow Agreement
Exhibit D	Form of 5% GORR Agreement
Exhibit E	Form of Call Agreement

SHARE PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is made as of the 5th day of October, 2026,

BETWEEN:

BARNWELL INDUSTRIES, INC., a corporation incorporated under the laws of Delaware ("Vendor")

- and -

2798913 ALBERTA LTD., a corporation incorporated under the laws of Alberta ("Purchaser")

WHEREAS:

A.	Vendor is the legal and beneficial owner of all the issued and outstanding common shares in the capital of Barnwell of Canada Limited LLC ("Barnwell") and Octavian Oil Ltd. ("Octavian");

B.
Prior to the Closing Date, Vendor, Barnwell, Octavian and certain of their Affiliates will complete the Pre-Closing Reorganization, pursuant to which, inter alia, Barnwell and Octavian will amalgamate to form an Alberta Corporation, named "Barnwell of Canada, Limited" (the "Corporation"); and

C.
Purchaser wishes to acquire all of the issued and outstanding shares in the capital of the Corporation (the "Corporation Shares") from Vendor, and Vendor wishes to sell the Corporation Shares to Purchaser, on the terms and conditions contained in this Agreement.

NOW THEREFORE in consideration of the premises, payments, mutual covenants and agreements set forth in this Agreement, the Parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

"5% GORR Agreement" means the agreement in substantially the form attached hereto as Exhibit D providing for the Corporation's grant to Vendor Subsidiary of the 5% Royalty.

"5% Royalty" means a 5% gross overriding royalty granted by the Corporation to Vendor Subsidiary on the Corporation's interest in all future wells drilled on the Petroleum and Natural Gas Rights within, upon or under the Lands, pursuant to the 5% GORR Agreement, with a value of five million dollars ($5,000,000).

"Abandonment and Reclamation Obligations" means all past, present and future obligations under equity, common law, the Title Documents and/or Law to:

(a)
abandon and re-abandon Wells and close, decommission, dismantle and remove structures, foundations, buildings, pipelines, equipment and other facilities located on the Lands or used or previously used in respect of Petroleum Substances: (i) produced or previously produced from the Lands; or (ii) stored or previously stored within, upon or under the Lands; and

(b)
restore, remediate and reclaim the surface locations of the lands on which wells, structures, foundations, buildings, pipelines, equipment, tanks, and other facilities or tangibles described in paragraph (a) above, are or were located and all lands used to gain access to any of them, including all such obligations relating to flare pits, wells, pipelines and facilities that were abandoned or decommissioned prior to the Closing Date that were located on the Lands or that were located on other lands and used in respect of Petroleum Substances: (A) produced or previously produced from the Lands; or (B) stored or previously stored within, upon or under the Lands, in each case, in accordance with good oil and gas industry practices in the province in which such Lands, Wells, and tangible equipment are located, and in compliance with applicable Laws and governing Title Documents.

"Accounts Receivable" means all current accounts receivable of the Corporation whether due or accruing, due or recorded or unrecorded to the extent relating to goods or services provided by or on behalf of the Corporation prior to the Measurement Time, calculated in accordance with the Specified Accounting Principles.

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any inquiry or the making of any proposal or offer to Vendor, Barnwell, Octavian or the Corporation (including any take-over bid initiated by advertisement or circular) by any Person, or group of Persons acting jointly or in concert (including any "group" within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, and Rule 13d-5 thereunder), other than Purchaser, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions): (i) acquisition from Vendor of all or substantially all of the shares of Barnwell and/or Octavian; (ii) the acquisition from Vendor of all or substantially all of the Corporation Shares or the Corporation's Assets; (iii) an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving any of Barnwell, Octavian or the Corporation; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or similar transaction involving any of Barnwell, Octavian or the Corporation; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Contemplated Transactions, or prevent the completion of the Contemplated Transactions, or which would or could reasonably be expected to materially reduce the benefits to Purchaser of the Contemplated Transactions;.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made, where the term "control" (including, with correlative meaning, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, following the Closing, the Corporation shall be considered an Affiliate of Purchaser.

"Agreement" means this Share Purchase and Sale Agreement, including the preamble and all Schedules and Exhibits attached hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

"Base Purchase Price" means nine million dollars ($9,000,000.00).

"Barnwell" has the meaning ascribed to such term in the preamble.

"Break Fee" has the meaning ascribed to such term in Section 2.3.

"Brokered Seismic Data" means Geophysical Data pertaining to the Lands which is owned by a Third Party and licenced (either on exclusive or non-exclusive basis) to the Corporation, which may be subject to restrictions on its deliverability or disclosure by the Corporation in accordance with the terms of the licence agreement(s) applicable to such Geophysical Data.

"Business Day" means a day (excluding Saturday and Sunday) on which banks are generally open for business in the Province of Alberta and the State of Delaware.

"Cap" has the meaning ascribed to such term in Section 10.4(b).

"Call Affiliate" means an Affiliate of Purchaser, to be incorporated prior to Closing.

"Call Agreement" means the agreement in substantially the form attached hereto as Exhibit E providing for the grant by Vendor Subsidiary to the Call Affiliate, of the right to purchase the 5% Royalty, at any time following Closing for a purchase price of five million dollars ($5,000,000).

"Cash" means cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, such amounts calculated in a manner consistent with the Specified Accounting Principles.

"Cash Consideration" means four million dollars ($4,000,000.00).

"Certificate Limit" means in respect of a particular Section 116 Certificate, the amount specified and fixed by the CRA in that Section 116 Certificate.

"Claims" means any and all claims, actions, causes of action, accounts, liens, demands, lawsuits, suits, judgments, awards, decrees, determinations, adjudications, writs, orders, pronouncements, audits, proceedings, arbitrations, mediations, hearings, of every kind, nature or description; and whether based on contract, tort, statute or other legal or equitable theory of recovery and includes any investigations or actions relating to any of the foregoing by or before any Governmental Authority.

"Closing" means the consummation of the transactions contemplated by this Agreement.

"Closing Date" means: (a) the date that is five (5) Business Days following the satisfaction (or, to the extent permitted, waiver by the Party entitled to the benefit thereof) of all the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at or prior to the Closing); or (b) such other date as the Parties may agree upon in writing, but in any event not later than the Outside Date.

"Closing Documents" means all the documents, agreements and instruments that: (a) the Corporation is required to deliver to Purchaser pursuant to Section 5.2(a); (b) Vendor is required to deliver to Purchaser pursuant to Section 5.2(b); and (c) Purchaser is required to deliver to Vendor pursuant to Section 5.2(c).

"Closing Payment" has the meaning ascribed to such term in Section 2.2(b).

"Closing Statement" has the meaning ascribed to such term in Section 2.2(c).

"Closing Working Capital" means the amount equal to Current Assets less Current Liabilities, as of the Measurement Time.

"Confidential Business Information" has the meaning ascribed to such term in Section 8.8(b).

"Confidentiality Agreement" has the meaning ascribed to such term in Section 8.8(a).

"Contemplated Transactions" means all of the transactions contemplated by the Transaction Documents, including the Pre-Closing Reorganization, and the performance by the Parties and their respective Affiliates of their other obligations under the Transaction Documents.

"Contract" means any agreement, contract, lease, license, obligation, understanding, arrangement, promise or undertaking (whether written or oral and whether express or implied) that is or is intended to be legally binding.

"Contractors" means the contractors identified by the Corporation in Section 1.1 of the Disclosure Letter who provide consulting or contract services to the Corporation and whose contracting duties for the Corporation substantially relate to the physical or administrative operation of the Corporation's Assets, including provision of information technology services or support.

"Corporation" has the meaning ascribed to such term in the preamble.

"Corporation's Benefit Plans" means all benefit plans for the benefit of the current and former Employees, officers or directors of the Corporation that are currently maintained, sponsored or funded by the Corporation and/or any Affiliate of the Corporation, whether funded or unfunded, insured or self-insured, registered or unregistered, other than plans established pursuant to statute.

"Corporation Shares" has the meaning ascribed to such term in the preamble.

"Corporation's Assets" means the Corporation's entire right, title, estate in and to all the assets, properties, securities, claims and rights (including goodwill), wherever located, whether real, personal or mixed, tangible, intangible or contingent, after giving effect to the Pre-Closing Reorganization, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the Corporation, including:

(a)	the Petroleum and Natural Gas Rights;

(b)	the Tangibles;

(c)	the Proprietary Seismic Data; and

(d)	the Miscellaneous Interests,

but excluding in all circumstances, the Retained Assets.

"Corporation's Insurance Policies" has the meaning ascribed to such term in Section 4.2(cc).

"CRA" means the Canada Revenue Agency.

"Current Assets" means the sum of, without duplication, all current assets of the Corporation, as determined in accordance with the Specified Accounting Principles, including Cash, Accounts Receivable and prepaid expenses and deposits, but excluding the portion of any prepaid expense and deposits held by the Corporation which will not be retained by the Corporation following Closing, Accounts Receivable and other current assets of the Corporation in respect of the Retained Assets, and deferred Tax assets.

"Current Liabilities" means all current liabilities of the Corporation, as determined in accordance with the Specified Accounting Principles, including Vendor's Transaction Expenses, accounts payable, accrued expenses and liabilities, accrued Taxes, and other accrued liabilities of the Corporation, but excluding all amounts payable in respect of the Indebtedness Amount, the Retained Assets, the current portion of asset retirement obligations and deferred Tax liabilities.

"Deductible" has the meaning ascribed to such term in Section 10.4(b).

"De Minimis Losses" has the meaning ascribed to such term in Section 10.4(b).

"Deposit" has the meaning ascribed to such term in Section 2.3(a).

"Deposit Escrow Agreement" means the deposit escrow agreement entered into among Vendor, Purchaser and Escrow Agent on the date hereof.

"Derivative Transactions" means rate swap transactions, basis swaps, forward rate transaction, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, productions sales transactions or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

"Disclosure Letter" means the written disclosure letter delivered by Vendor and the Corporation to Purchaser upon execution hereof and dated as of the date hereof.

"Disclosure Supplement" has the meaning ascribed to such term in Section 8.2.

"Disputed Item" has the meaning ascribed to such term in Section 3.2(a).

"Effective Time" means the time on the Closing Date when the Closing occurs.

"Employee Information" means the information set out in electronic mail sent by Vendor to Purchaser dated October 1, 2026 regarding the Employees, including the Chief Executive Officer, effective as at a date not earlier than two (2) Business Days prior to the date hereof and setting out for each Employee whether any such Employee is on a leave of absence and expected date of return, if known, job title, whether such Employee is employed on a full or part time basis, hire date and length of service, compensation information, including annual base salary or hourly pay, incentive or bonus entitlement, vacation entitlement, and entitlement to the Corporation's Benefit Plans.

"Employees" means all individuals employed by the Corporation whether on a full-time, part-time or temporary basis, including for clarity, all officers.

"Encumbrance" means pledges, liens, charges, security interests, leases, title retention agreements, mortgages or similar agreements, options or encumbrances of any kind or character whatsoever.

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms), and any other environmental medium or natural resource.

"Environmental Law" means Laws, Orders and Permits of any Governmental Authority relating to pollution or protection of the Environment and public health and safety, including Laws related to the emission or discharge of materials into the Environment, and to the generation, use, storage, management, treatment, transportation, disposal, presence, Release or threatened Release of, or exposure to, any Hazardous Materials.

"Environmental Liability" means all past, present and future Losses and Claims and other duties and obligations, whether arising under contract, or Environmental Law, arising from, relating to or associated with:

(a)	Abandonment and Reclamation Obligations;

(b)
any damage, pollution, contamination or other adverse situations pertaining to the Environment howsoever and by whomsoever caused and regardless of whether such damage, pollution, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(c)
the presence, storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, Release, emission or discharge of any substance into the Environment including water, Hazardous Materials, including any forms of energy, or any corrosion to or deterioration of any structures or other property;

(d)
compliance with or the consequences of any non-compliance with, or violation or breach of, or liability under, any Environmental Law and any Law related to employee and public health and safety matters;

(e)
the removal, assessment, monitoring, sampling, response, abatement, clean-up, investigation and reporting of contamination or pollution of or other adverse effects on the Environment, including compensation of Third Parties for Losses and Liabilities suffered by them in respect thereof;

(f)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or

(g)	obligations to take action to prevent or rectify damage to or otherwise protect, conserve, reclaim, remediate, rectify or restore the Environment, including related human health and safety,

that relate to or arise by virtue of the Corporation's Assets or the prior, current or future ownership thereof or any past, present or future operations and activities conducted in connection with the Corporation's Assets or on or in respect of the Lands or the Wells.

"Environmental Notice" means any written complaint, citation, notice, directive or Claim arising from or regarding any actual or alleged noncompliance with any Environmental Law, or any actual or alleged Environmental Liability or any potential responsibility for the assessment, response, removal, remediation, corrective action or monitoring costs related to a Release of any Hazardous Material under Environmental Laws, whether from any Governmental Authority authorized to enforce such Environmental Laws or any Third Party.

"Escrow Agent" means Vendor's solicitors.

"Estimated Purchase Price" has the meaning ascribed to such term in Section 2.2(b).

"Financial Statements" means: (i) the audited financial statements of the Octavian, Barnwell and Vendor (on a consolidated basis) for the fiscal years ended September 30, 2023, 2024 and 2025, consisting in each case, of a statement of financial position and the accompanying statements of operations and comprehensive loss, changes in shareholders' equity and cash flows; (ii) unaudited financial statements of Octavian, Barnwell (on a consolidated basis) for the fiscal years ended September 30, 2020, 2023, 2024 and 2025, consisting in each case, of a balance sheet, income statement and cash flow statements; and (iii) unaudited financial statements of the Corporation and Octavian (on a consolidated basis) for the interim fiscal period ended June 30, 2026.

"Geophysical Data" means any seismograms, digital field tapes, stack tapes, copies of processed record sections, operator's reports, surveyor's notes, shot point location maps, studies and any other similar seismic material associated with any of the 2-D seismic lines and/or 3-D seismic surveys, vertical seismic profiles and microseismic data analysis, including any interpretations and derivatives thereof.

"Governmental Approvals" means any notices, reports or other filings to be made to, or any clearances, consents or approval of, registrations, Permits or authorizations to be obtained from, any Governmental Authority in connection with the Contemplated Transactions prior to Closing, as set forth in Section 1.1 of the Disclosure Letter.

"Governmental Authority" means any supranational, national, federal, state, regional, provincial, local or municipal administrative, judicial, legislative, executive, regulatory, police or taxing government or governmental or quasi-governmental authority of any nature, including any agency, instrumentality, branch, bureau, department, official or government-owned, government-operated, or government-controlled entity or any court or other tribunal, whether domestic or foreign, including the Alberta Energy Regulator, having jurisdiction or power over any Person, property, operation, transaction or other matter or circumstance.

"Hazardous Material" means any substance that is prohibited, listed, defined, designated or classified under or pursuant to Environmental Laws, including those defined as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant, and specifically including Petroleum Substances or synthetic substitutes therefor, and oilfield waste.

"Indebtedness" means, with respect to any Person without duplication, all indebtedness, liabilities and obligations: (a) for borrowed money, including by way of overdraft or other extensions of credit and all accrued but unpaid interest, penalties, fees and prepayment premiums; (b) comprising bank loans and indebtedness owed under any line of credit, credit agreement or facility or otherwise evidenced by any note, debenture, bond, mortgage or similar instrument (whether or not with respect to the borrowing of money and whether or not payable by, or convertible into, equity); (c) arising pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs, or the stated amount of letters of credit, letters of guarantee and surety bonds supporting obligations which would otherwise constitute Indebtedness within the meaning of this definition or indemnities issued in connection therewith; (d) for or in respect of capitalized leases, excluding the office lease with Armco Hotels LP dated December 13, 2021; (e) for or in respect of the deferred purchase price of property or services (including all obligations under any acquisition agreement for any earn-out, note payable or other contingent payment); (f) under any currency or interest rate swap, hedge or similar agreement or arrangement (determined as if such instrument were terminated as of the Closing Date); (g) arising under guarantees, indemnities, assurances, legally binding comfort letters or other financial assistance or contingent obligations relating to the indebtedness or other obligations of any other Person which would otherwise constitute Indebtedness within the meaning of this definition; and (h) any declared but unpaid dividends or distributions payable by such Person.

"Indebtedness Amount" means the Indebtedness of the Corporation as of the Measurement Time, excluding the Vendor Promissory Note.

"Indemnified Party" means the party or parties making an indemnity claim under Article 10.

"Indemnifying Party" means the party or parties against whom an indemnity claim is asserted under Article 10.

"Independent Accountant" has the meaning ascribed to such term in Section 3.2(c).

"Land Schedule" means the land schedule in respect of the Corporation dated August 31, 2026, a copy of which is attached hereto as Schedule A.

"Lands" means the lands, formations and associated Petroleum Substances owned by the Corporation at the Effective Time and all lands pooled or unitized therewith, including as set out on the Land Schedule.

"Law" means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, notices, directions, other requirement or rule of law of any Governmental Authority.

"Leases" means, collectively, all leases, licenses, permits and other documents of title that grant rights to Petroleum Substances within, upon or under the Lands, and all renewals and extensions of such documents and all documents issued in substitution therefor but only to the extent such documents of title relate to the Lands.

"Legal Restraint" means any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority.

"Losses" means all damages, fines, penalties, deficiencies, losses, costs, expenses (including all penalties and fines), obligations and liabilities (whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent, and whether based on fault, strict liability or otherwise) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, regardless of whether such Claims are sustained.

"Major Facilities" means the facilities described in Schedule A.

"Material Adverse Effect" means any event, occurrence, fact, condition or change that, individually or in the aggregate, is or would reasonably be expected to have a material and adverse effect on: (a) the Corporation's Assets or the business, operations or financial condition of the Corporation, taken as a whole; (b) the Corporation Shares; or (c) the ability of Vendor to consummate the Contemplated Transactions; provided, however, that none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes or conditions generally affecting the economy or the financial markets in Canada, the United States or globally; (ii) changes or conditions generally affecting the industries in which the Corporation operates; (iii) armed hostilities, acts of war, acts of sabotage, terrorism, military actions, epidemic, pandemic or other outbreak of illness or public health event (including any Public Health Measures), or any escalation or material worsening thereof following the date hereof; (iv) changes in Laws or Specified Accounting Principles, or in the interpretation thereof; (v) the announcement of this Agreement or the pendency of the Contemplated Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, vendors, partners, or employees); (vi) compliance by Vendor or its Affiliates or the Corporation with this Agreement or the other Transaction Documents, any actions taken by Vendor or its Affiliates or the Corporation that are required to be taken by Vendor or the Corporation, as applicable, pursuant to this Agreement or the other Transaction Documents or that are requested by Purchaser in writing or to effect the Pre-Closing Reorganization, or any actions not taken by Vendor or its Affiliates or the Corporation at the express written request of Purchaser; (vii) the effect of any action taken by Purchaser or any of its Affiliates with respect to the Contemplated Transactions or with respect to the Corporation's Assets; (viii) the failure, in and of itself, of the Corporation's business to meet any projections, forecasts or estimates (provided that any event, occurrence, fact, condition or change that caused or contributed to such failure to meet any projection, forecast or estimate shall not be excluded from the definition of Material Adverse Effect for purposes of this clause (viii)); (ix) the failure of any written consent or approval or authorization to be obtained pursuant to Section 8.1; (x) any decline in crude oil, natural gas or related hydrocarbon prices on a current or forward basis; or (xi) any natural disaster.

"Material Contracts" has the meaning ascribed to such term in Section 4.2(k).

"Measurement Time" means 12:01 a.m. Calgary time on the Closing Date, but after giving effect to the completion of the transactions constituting the Pre-Closing Reorganization.

"Miscellaneous Interests" means all property, assets and rights (other than the Petroleum and Natural Gas Rights, the Tangibles and the Proprietary Seismic Data) pertaining to or used in connection with the Petroleum and Natural Gas Rights or the Tangibles, including the following:

(a)	the Title Documents and all other contracts and agreements and all rights in relation thereto, including the Material Contracts;

(b)	the Surface Rights;

(c)
all subsisting rights to carry out any operations relating to the Lands and all lands that have been pooled or unitized therewith or lands upon which the Tangibles are located including all well licences, rights of way, crossing agreements and easements;

(d)	all Wells, including the wellbores of and casing for the Wells;

(e)	all subsisting disposal and injection leases that relate to the Petroleum and Natural Gas Rights or water rights;

(f)	the Brokered Seismic Data;

(g)	all of the books and records of the Corporation;

(h)	records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records and emergency response plans; and

(i)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements and instruments described in paragraphs (a), (b) and (c) above.

"Non-Party Affiliates" has the meaning ascribed to such term in Section 11.12.

"Octavian" has the meaning ascribed to such term in the preamble.

"Order" means any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

"Ordinary Course of Business" means the ordinary course of business consistent with prior custom and practice of the Person to whom such term relates (including with respect to quantity, frequency, terms, values, risks and obligations).

"Outside Date" means January 18, 2027.

"Party" means Vendor and/or Purchaser as the context requires.

"Permits" means, collectively, the various leases, reservations, permits, licenses and other documents of title by virtue of which the Corporation is entitled to explore for, drill for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands, and, includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefor.

"Permitted Encumbrances" means:

(a)	liens for Taxes, assessments and governmental charges that are not due or delinquent at the Closing Date, or if due, the validity of which is being contested in good faith by the Corporation;

(b)	inchoate liens claimed or held by any Governmental Authority or a public utility in respect of the payment of Taxes or utilities not yet due and payable;

(c)
undetermined or inchoate liens (including processors', operators' and similar liens) incurred or created in the Ordinary Course of Business as security in favour of a Person conducting operations, in respect of any of the Corporation's Assets for the Corporation's proportionate share of the costs and expenses of any such operations which are not due or delinquent at the Closing Date, or if due, are being contested in good faith by the Corporation;

(d)
mechanics', builders', materialmen's, and similar liens in respect of services rendered or goods supplied for which payment is not at the Closing Date due and payable, or if due, the validity of which is being contested in good faith by the Corporation;

(e)
easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(f)
the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any provision of applicable Law, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(g)
rights of general application reserved to or vested in any Governmental Authority to levy Taxes on Petroleum Substances or the Corporation's Assets or any of them or the income therefrom, or to control, limit or regulate production rates or the operation or use of any property;

(h)	statutory exceptions to title and the reservations, limitations, provisos and conditions in any original grants from the Crown of any mines and minerals;

(i)
the terms and conditions of, and Encumbrances arising under, the Title Documents provided that, any Encumbrance created under or pursuant to any such Title Documents will be a Permitted Encumbrance only if it also satisfies another provision of this definition or is set out or referred to in any Schedule, the VDR or the Disclosure Letter;

(j)
any defects or deficiencies in or affecting the title of the Corporation to the Corporation's Assets disclosed in this Agreement or that are waived or deemed to have been waived pursuant to this Agreement;

(k)	any rights of first refusal or offer, pre-emptive rights of purchaser or similar rights applicable to the Corporation's Assets which are not triggered by the Contemplated Transactions;

(l)
legally binding requirements imposed by statutes or governmental boards, tribunals or authorities concerning rates of production from operations on any of the Lands, or otherwise affecting recoverability of Petroleum Substances from the Lands, and which are generally applicable to the oil and gas industry in Alberta;

(m)
any rights reserved to or vested in any Governmental Authority to control, limit or regulate any of the Corporation's Assets and/or operations in any manner, including legally binding requirements imposed by any applicable Law or Governmental Authority concerning rates of production from operations on any of the Lands or lands pooled or unitized therewith or otherwise affecting recoverability of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(n)
any rights or obligations arising under agreements for the sale, processing, treatment, transportation, transmission or storage of Petroleum Substances produced from the Lands, provided such agreements are disclosed in the Disclosure Letter terminable upon ninety (90) days' notice or less;

(o)
the reservations, limitations, provisos and conditions in any grants or transfers from the Crown or any other Governmental Authority in respect of any of the Lands or interests therein and exceptions to title under any applicable Law and the express or implied reservations, limitations, provisos and conditions in any original grant from the Crown or any of the Lands or interests therein;

(p)
provisions for penalties and forfeitures which will arise if Vendor elects, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply arising under the Title Documents or as set out or referred to in the Land Schedule, any Schedule or the Disclosure Letter;

(q)	any overriding royalties, carried interests, net profits interests, penalty or reductions in interest applicable to the Corporation's Assets;

(r)
all Encumbrances, obligations, duties, terms and conditions specifically identified or set forth in Section 1.1 of the Disclosure Letter as a "Permitted Encumbrance" or specifically consented to or approved in writing by Purchaser prior to the date of this Agreement or deemed approved or accepted by Purchaser in accordance with any provision of this Agreement"; and

(s)	any other matter, circumstance or thing specifically described in the Schedules, the VDR or the Disclosure Letter;

(t)
any Encumbrance held by any Third Party in respect of which the Corporation delivers a release and/or discharge to Purchaser at or prior to Closing, provided that such Encumbrances are identified in Section 1.1 of the Disclosure Letter.

"Person" means an individual, a corporation, a general, limited or limited liability partnership, a limited liability company, an association, a trust, any other legal entity or organization of any nature or kind whatsoever or Governmental Authority.

"Petroleum and Natural Gas Rights" means all of the right, title, estate and interest (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an "interest in land") beneficially owned by the Corporation, following the Pre-Closing Reorganization, pursuant to the Title Documents in or to any of the following, by whatever name the same are known:

(a)	rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands or lands pooled or unitized therewith;

(b)	rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(c)
rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(d)	the interests set forth in the Land Schedule in and to and in respect of the Leases and the Lands (including any fee simple interests, where specifically indicated); and

(e)	rights to acquire any of the rights or interests described in items (a) to (d) of this definition,

including all interests and rights in or in respect of the Lands known as working interests, fee simple interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests' or economic interests and including fractional or undivided interests in any of the foregoing.

"Petroleum Substances" means any and all of crude oil, crude bitumen and products derived therefrom, petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons and coalbed methane) and all other substances relating to any of the foregoing, whether liquid, gaseous or solid, and whether hydrocarbons or not (except coal but including sulphur and coalbed methane).

"Post-Closing Statement" has the meaning ascribed to such term in Section 3.1.

"Pre-Closing Reorganization" means the completion of the transactions set forth on Schedule C, including the transfer of the Retained Assets to Vendor, to be completed and effective prior to the Closing.

"Pre-Closing Reorganization Steps" has the meaning ascribed to such term in Section 8.7(a).

"Pre-Closing Reorganization Taxes" means any Taxes imposed on or by reason of the Pre-Closing Reorganization.

"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and the portion of any Straddle Period beginning on the first day of such Straddle Period and ending at the end of the day prior to the Closing Date.

"Prime Rate" means the rate per annum equal to the rate quoted by TD Canada Trust on the Closing Date as the reference rate of interest it uses for determining interest rates on Canadian dollar commercial loans in Canada and designated as its prime rate.

"Proceeding" means any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

"Proprietary Seismic Data" means the Geophysical Data (including in raw data form and merged data sets) which is either wholly owned by the Corporation or co-owned with one or more Third Party, as set out in Schedule A.

"Public Health Measures" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any industry group or any Governmental Authority, including Health Canada, the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any epidemic, pandemic or other outbreak of illness or public health event.

"Public Official" means an official, employee or representative of any Governmental Authority (including any state-owned or state-controlled oil company), any public international organization or any political party, as well as any candidate for political office.

"Purchase Price" has the meaning ascribed to such term in Section 2.2(a).

"Purchaser Material Adverse Effect" means any event, occurrence, fact, condition or change that, individually or in the aggregate, is or would reasonably be expected to have a material and adverse effect on the ability of Purchaser to consummate the Contemplated Transactions.

"Release" has the meaning prescribed in any Environmental Law and includes any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, placing, pumping, discarding, abandoning, emptying, escaping, leaching or migration of a Hazardous Substance, whether accidental or intentional, into or through the Environment.

"Remittance Date" means the thirtieth (30th)  day of the calendar month (or, if such day does not fall on a Business Day, the next following Business Day) following the calendar month that includes the Closing Date.

"Representatives" of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

"Resolution Period" has the meaning ascribed to such term in Section 3.2(b).

"Retained Assets" has the meaning ascribed to such term in Schedule C.

"Section 116 Certificate" means a certificate issued by the CRA under subsection 116(2) or 116(4) of the Tax Act in connection with the disposition of the Corporation Shares by Vendor as contemplated in this Agreement.

"Specified Accounting Principles" means United States generally accepted accounting principles adopted by the Financial Accounting Standards Board, in each case using the practices and methodologies used by Octavian and Barnwell, as applicable, to prepare the Financial Statements.

"Straddle Period" means any taxable period which begins before the Closing Date and ends after the Closing Date.

"Superior Proposal" means any bona fide written Acquisition Proposal to acquire, directly or indirectly, not less than all of the Corporation Shares or all or substantially all of the assets of the Corporation (after giving effect to the Pre-Closing Reorganization) made after the date hereof, provided that the proposed acquirer is at arm’s length to Vendor and the Corporation, and provided that such Acquisition Proposal: (i) did not result from a material breach of Article 9; (ii) is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iii) is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of Vendor, after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iv) is not subject to a due diligence condition or access condition, however Vendor may agree to permit access to the books, records or personnel of Corporation which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes, provided such access is given in accordance with this Agreement and in compliance with Article 9; and (v) in respect of which the board of Vendor determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to Vendor and its shareholders than the Contemplated Transactions (including any adjustment to the terms and conditions of the Contemplated Transactions proposed by Purchaser pursuant to Section 9.4).

"Surface Rights" means rights of the Corporation to enter upon, use, occupy and enjoy the surface of the Lands, (a) any lands with which the Lands have been pooled or unitized, (b) any lands upon which the Wells or the Tangibles are located, (c) use in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles and the Wells, and (d)  any lands used to gain access thereto, in each case for purposes related to the use or ownership of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, whether the same are held by right-of-way or otherwise.

"Tangibles" means all of the right, title, interest and estate of the Corporation, following the Pre-Closing Reorganization, whether absolute or contingent, legal or beneficial, present or future, vested or not, in and to the Major Facilities and all other facilities, machinery, equipment, furniture, furnishings, artwork, office equipment, computer hardware, supplies, materials, vehicles, material handling equipment, implements, parts, tools, spare parts and tangible assets owned or used or held by the Corporation, and all other equipment, systems, plants and facilities used, useful or intended for use in producing Petroleum Substances from the Lands or lands pooled or unitized therewith or gathering, compressing, dehydrating, scrubbing, processing, treating, injecting, separating, extracting, collecting, refrigerating, measuring, storing, removing, transporting or shipping such Petroleum Substances; and all other tangible property and assets used, useful or intended for use in producing, storing or injecting Petroleum Substances.

"Target Working Capital" means zero dollars ($0.00).

"Tax Act" means the Income Tax Act (Canada).

"Tax Attributes" means, with respect to any person, the Tax attributes of such person, including losses, resource or other pools, capital cost, undepreciated capital cost, paid-up capital, balances and investment tax credits.

"Tax" or "Taxes" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including: (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, sales, retail, use, goods and services, harmonized sales, value added, excise, severance, stamp, franchise, occupation, premium, capital stock, real or immovable property, personal or movable property, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, withholding, stamp duties, customs duties, levies, imports or any other taxes or charges of any kind whatsoever; (b) all employment insurance premiums, Canada Pension Plan contributions or premiums, and any other governmental pension plan contributions or premiums; (c) any tax imposed, assessed or collected or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee; (d) and any obligation to indemnify or otherwise assume, share or succeed to the tax liability of any Person, whether disputed or not; and (e) any tax indemnity obligation, fine, penalty, interest or other additional amount relating to any of the foregoing amounts.

"Tax Representations" means Section 4.2(w) (Taxes).

"Tax Return" all reports, returns, statements, declarations or schedules filed or required to be filed by the Corporation with a Governmental Authority in connection with the determination or assessment of Taxes or in connection with the administration of, or compliance with any legal requirement relating to Taxes.

"Third Party" means any Person other than the Corporation, Vendor, Purchaser, and their respective Affiliates.

"Third Party Consent" means any consents, waivers, ratifications, or approvals from, or notification requirements to, or other authorizations by, any Third Parties that are required to be received by the Parties prior to Closing in connection with the Contemplated Transactions, but excluding the Governmental Approvals, as set forth in Section 1.1 of the Disclosure Letter.

"Title Documents" means:

(a)	all Leases, subleases, and any replacements, renewals or extensions thereof;

(b)	all certificates of title;

(c)	all agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles or the Wells, including:

(i)
operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, assignments, trust declarations, sale and purchase agreements, and asset exchange agreements;

(ii)	all agreements for the purchase, sale, processing, transportation or delivery of Petroleum Substances;

(iii)	agreements pertaining to the Surface Rights;

(iv)	agreements for the construction, ownership and operation of all tangible depreciable property and assets;

(v)	service agreements for the injection or subsurface disposal of other substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and

(vi)	permits and other approvals, authorizations or licences required under Applicable Law; and

(vii)
any other documents or agreements granting, reserving or otherwise conferring rights to (A) explore for, drill for, produce, take, use or market Petroleum Substances, (B) share in the production of Petroleum Substances, (C) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Petroleum Substances which are produced, and (D) rights to acquire any of the rights described in this definition, but only to the extent the foregoing pertain in whole or in part to Petroleum Substances within, upon or under the Lands.

"Transaction Documents" means this Agreement, the Closing Documents and all other agreements, documents and instruments required to be executed and delivered in connection with the Contemplated Transactions.

"VDR" means the virtual data room established by the Corporation (or on its behalf) for the purposes of the Contemplated Transactions as at 6:00 a.m. on October 1, 2026, the contents of which have been contained on memory sticks delivered to Purchaser concurrently with the execution of this Agreement.

"Vendor Approval" means the approval by the holders of a majority of the outstanding common stock of Vendor of the sale, lease or exchange of all or substantially all of Vendors property and assets through the sale of the Corporation Shares in accordance with Section 271 of the Delaware General Corporation Law.

"Vendor Fundamental Representations" means each of 4.1(a) (Organization), Section 4.1(b) (Authority; Binding Effect), Section 4.1(e) (Brokers), Section 4.1(f) (Purchase Rights) 4.1(g) (Title to Corporation Shares), 4.2(a) (Organization), Section 4.2(i) (Capitalization) and 4.2(dd) (Brokers).

"Vendor Promissory Note" means the non-interest bearing, payable on demand, promissory note to be issued by the Corporation to Vendor as part of the Pre-Closing Reorganization, which will be for an amount equal to $8,750.000.00, and subsequently assigned by Vendor to Purchaser at Closing.

"Vendor Subsidiary" means a wholly owned subsidiary of Vendor, to be incorporated prior to Closing in connection with the Pre-Closing Reorganization.

"Vendor's Transaction Expenses" means, without duplication, to the extent not satisfied in full by Vendor or the Corporation prior to the Closing, the aggregate amount of:

(a)	the Pre-Closing Reorganization Taxes;

(b)
any change of control bonuses or similar payments payable to the Employees or Contractors in connection with the Contemplated Transaction, to the extent such fees and expenses are incurred and/or payable by the Corporation, but excluding for certainty any severance or termination pay or any similar-type of entitlement that is owed to such Employees or Contractors upon the termination of employment or engagement resulting from the completion of the Contemplated Transactions; and

(c)
all fees and expenses incurred in connection with or anticipation of the Contemplated Transactions and the negotiation, execution and delivery of this Agreement and any agreement contemplated hereby or thereby and the consummation of the Contemplated Transactions to the extent such fees and expenses are incurred and/or payable by the Corporation and have not been paid prior to the Closing.

"Wells" means all producing, shut-in, abandoned, capped, suspended, water source, disposal, injection, observation, reclaimed, reclamation exempt or other wells located on the Lands, including all such wells which are currently or were previously used, useful or intended for use in connection with the development, exploitation, or production of Petroleum Substances, including those wells described in Schedule A.

"Willful Breach" means, with respect to any Party, that such Party does one or more of the following:

(d)
such Party willfully takes an action or refuses to perform or take an action prohibited with the knowledge that such refusal or taking such action would cause or result in the breach of any material pre-Closing covenant or agreement applicable to such Party;

(e)	such Party knowingly and intentionally misrepresents any of the matters covered by its representations or warranties under this Agreement as of the date hereof; or

(f)
such Party willfully and intentionally causes any of its representations or warranties under this Agreement to not be true and correct such that the conditions set forth in Section 6.2(a) or Section 6.3(a) as applicable to such representation or warranty, would not be satisfied.

For clarity, if a Party is obligated hereunder to use its commercially reasonable efforts, reasonable best efforts or best efforts to perform an action or to achieve a result, the failure to use such commercially reasonable efforts, reasonable efforts, reasonable best efforts, or best efforts, as applicable, would constitute a willful and intentional breach of this Agreement. In addition, if all of the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions are capable of satisfaction, and would be expected to be satisfied at the Closing) and any Party fails to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date the Closing should have occurred per the definition of Closing Date, then such Party that fails to consummate the transactions contemplated by this Agreement shall be deemed to be in Willful Breach of this Agreement.

"Withheld Amount" has the meaning set forth in Section 2.4.

"Withholding Subject Amount" has the meaning set forth in Section 2.4.

"Withholding Tax Escrow Agreement" means an escrow agreement, substantially in the form attached as Exhibit C, or as otherwise agreed upon between Vendor and Purchaser, to be entered into among Vendor, Purchaser and the Escrow Agent at Closing to provide for the escrow and release of the Withheld Amount.

"Working Capital Difference" means an amount (which may be a negative number) equal to (a) the Closing Working Capital, minus (b) the Target Working Capital.

1.2	Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing the masculine gender include the feminine and neuter genders;

(c)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(d)	the terms "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(e)	the use of the word "include" or "including" shall be deemed to mean "include, without limitation", or "including, without limitation", as applicable;

(f)	the phrase "to the extent" shall mean the degree to which the subject matter thereof extends, and such phrase shall not mean simply "if";

(g)
reference to "material delay" or "materially delay" or any other grammatical formulation thereof, with respect to Closing or the consummation of the other transactions contemplated by this Agreement shall mean a delay beyond the Outside Date;

(h)	the word "or" is not exclusive, and has the inclusive meaning of "and/or";

(i)	references to any Person (including any Governmental Authority) include such Person's successors and permitted assigns;

(j)	any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;

(k)
any information set forth in one section or subsection of the Disclosure Letter shall be deemed to apply to and to qualify the Section or Subsection of this Agreement to which it corresponds in number and each other Section or Subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such other Section or Subsection. The disclosure of any matter in the Disclosure Letter, the VDR or any Schedule to this Agreement shall not be deemed to constitute an admission by Vendor, or otherwise imply, that any such matter is material or creates measures for materiality for the purposes of this Agreement;

(l)
reference to any agreement, document or instrument means such agreement, document or instrument as amended, replaced, restated or modified and in effect from time to time in accordance with the terms thereof;

(m)
references to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and references to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or re-enactment of such section or other provision;

(n)	references to Articles, Sections or Schedules refer to articles, sections or schedules of this Agreement;

(o)
headings and the table of contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;

(p)
the rule of contractual interpretation known as "contra proferentem" shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;

(q)	all dollar amounts referred to in this Agreement are in Canadian dollars, unless otherwise indicated herein;

(r)	payments are to be made in Canadian dollars, in immediately available funds;

(s)	unless otherwise indicated, references to the time of day or date mean the local time or date in Calgary, Alberta;

(t)
prior to the implementation of the Pre-Closing Reorganization, "Corporation" refers to each of Barnwell and Octavian, as the context requires, and following the implementation of the Pre-Closing Reorganization, "Corporation" refers to the entity formed following the amalgamation of Barnwell and Octavian;

(u)
unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and

(v)
where any payment is to be made, or any other action is to be taken or meeting held, on or as of a day that is not a Business Day, then unless otherwise provided herein, such payment is to be made, or the other action is to be taken or such meeting is to be held, as applicable, on or as of the next following Business Day, unless such next following Business Day falls in the next calendar month, in which event the payment is to be made, or the other action is to be taken, as applicable, on or as of the immediately preceding Business Day.

1.3	Conflicts

If there is any conflict, whether express or implied, or inconsistency between a provision of the body of this Agreement and that of a Schedule, Exhibit or otherwise, the provision of the body of this Agreement shall prevail.

1.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of such Party, in each case as officers of such Party and not in their personal capacity, and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge. Notwithstanding the foregoing, a Party does not have any obligation to make inquiry of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge and no individual shall have any personal liability pursuant to or in connection with this Agreement by virtue of having been named in this Section 1.4

1.5	Schedules and Exhibits

The following Schedules and Exhibits are attached to, form part of and are incorporated in the Agreement:

Schedule/Exhibit	Description
Schedule A	Part 1 – Land Schedule Part 2 - Wells Part 3 – Major Facilities Part 4 – Proprietary Seismic Data
Schedule B	Closing Statement Example Calculation
Schedule C	Pre-Closing Reorganization Steps
Exhibit A	Form of Officer's Certificates
Exhibit B	Form of Director / Officer Resignation and Mutual Release
Exhibit C	Form of Withholding Tax Escrow Agreement
Exhibit D	Form of 5% GORR Agreement
Exhibit E	Form of Call Agreement

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale

Vendor hereby agrees to sell, transfer and convey to Purchaser, and Purchaser hereby agrees to purchase from Vendor, at the Effective Time, the Corporation Shares and the Vendor Promissory Note, upon the terms and subject to the terms and conditions set forth in this Agreement.

2.2	Purchase Price

(a)	The aggregate consideration payable by Purchaser to Vendor for the sale of the Corporation Shares and the Vendor Promissory Note shall be an amount equal to the following:

(i)	the Base Purchase Price, consisting of the Cash Consideration and the 5% Royalty; plus

(ii)	the Working Capital Difference; minus

(iii)	the Indebtedness Amount (if any),

(the " Purchase Price").

(b)	At Closing, in full satisfaction of the Purchase Price, Purchaser shall:

(i)
pay an amount equal to the Cash Consideration, plus the Working Capital Difference, less the Indebtedness Amount (if any), less the Deposit and the Withheld Amount, if applicable, (the "Closing Payment") to Vendor, by wire transfer to the account designated by Vendor in the Closing Statement;

(ii)	if applicable, pay an amount equal to the Withheld Amount to Escrow Agent, by wire transfer to the account designated by Escrow Agent in writing prior to the Closing Date;

(iii)	cause the Corporation to grant the 5% Royalty to Vendor Subsidiary by the execution and delivery of the 5% GORR Agreement; and

(iv)	cause the Call Affiliate to execute and deliver the Call Agreement.

(c)
At least three (3) Business Days prior to the Closing Date, Vendor shall provide Purchaser with a statement and associated work papers (collectively, the "Closing Statement") setting forth its good faith estimate of: (i) the Closing Working Capital; (ii) the Working Capital Difference; (iii) the Indebtedness Amount; (iv) the Closing Payment; and (v) the adjusted Purchase Price (such estimate, the "Estimated Purchase Price"). Vendor shall prepare the Closing Statement in a manner that is materially consistent with Specified Accounting Principles and the example calculation attached hereto as Schedule B, together with supporting worksheets in reasonable detail. Vendor shall act reasonably to assist Purchaser in verifying the amounts and calculations set forth in the Closing Statement, upon request.

2.3	Deposit and Break Fee

(a)
Concurrent with the execution of this Agreement, Purchaser has paid to the Escrow Agent a deposit of one million dollars ($1,000,000) (the "Deposit"), by wire transfer in immediately available funds, which Deposit shall be held by the Escrow Agent in accordance with the terms of this Agreement and the Deposit Escrow Agreement.

(b)	The following provisions apply in respect of the Deposit:

(i)
If Closing occurs, the Deposit (and any interest actually earned thereon) shall be paid by the Escrow Agent to Vendor in accordance with the terms of the Deposit Escrow Agreement, with the Deposit (including any interest actually earned thereon) applied towards the Purchase Price.

(ii)	If Closing does not occur and this Agreement is terminated:

(A)
by Vendor pursuant to Section 7.1(b), then in addition to any other rights and remedies to which Vendor may be entitled, the Deposit (including any interest actually earned thereon) shall be paid by the Escrow Agent to Vendor in accordance with the terms of the Deposit Escrow Agreement; or

(B)
by Purchaser pursuant to Section 7.1(c), then the Deposit (including any interest actually earned thereon) shall be paid by the Escrow Agent to Purchaser in accordance with the terms of the Deposit Escrow Agreement.

(c)
In addition to the return of the Deposit pursuant to Section 2.3(b)(ii)(B), in the event that this Agreement is terminated as a result of the failure of Vendor to obtain the Vendor Approval, or as a result of the failure of Vendor to satisfy any of the Closing conditions as a result of a Willful Breach by Vendor of any of its covenants under this Agreement, Vendor shall also pay Purchaser five hundred thousand dollars ($500,000) (the "Break Fee"), as directed by Purchaser in writing (by wire transfer of immediately available funds) within ten (10) Business Days of termination. If Vendor terminates this Agreement pursuant to Section 7.1(e), Vendor shall pay the Break Fee to Purchaser prior to or concurrently with such termination, notwithstanding the ten (10) Business Day payment period above, and the Parties shall concurrently irrevocably instruct the Escrow Agent to return the Deposit, together with any interest actually earned thereon, to Purchaser in accordance with the Deposit Escrow Agreement. In no event shall the Break Fee be payable more than once.

(d)
The Parties acknowledge that the agreements contained in this Section 2.3 in respect the Deposit and the Break Fee are an integral part of the Contemplated Transactions and that without these agreements the Parties would not have entered into this Agreement and that the amounts set out in this Section 2.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage and out-of-pocket expenditures which a Party will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event that the Deposit and/or the Break Fee is paid in full to a Party (or as it directs) in the manner provided in this Section 2.3, no other amounts will be due and payable as damages or otherwise by the other Party and the receiving Party hereby accepts that such payments are the maximum aggregate amount that the paying Party shall be required to pay in lieu of any damages or any other payments or remedy which the receiving Party may be entitled to in connection with this Agreement or the Contemplated Transactions contemplated by this Agreement; provided, however, that nothing contained in this Section 2.3 and no payment of the Deposit or the Break Fee, as the case may be, shall relieve or have the effect of relieving a Party in any way for liability for damages incurred or suffered by the other Party as a result of a Willful Breach of this Agreement.

2.4	Purchase Price Allocation

The Parties shall allocate the Base Purchase Price for all purposes as follows:

(a)	between the Vendor Promissory Note and the Corporation Shares:

(i)	Vendor Promissory Note:	$8,750,000.00

(ii)	Corporation Shares:	$250,000.00

	TOTAL:	$9,000,000.00

(b)	between the 5% Royalty and the Cash Consideration:

(i)	5% Royalty:	$5,000,000.00

(ii)	Cash Consideration:	$4,000,000.00

	TOTAL:	$9,000,000.00

All adjustments to the Purchase Price, including with respect to the Working Capital Difference and the Indebtedness Amount, shall be allocated to Corporation Shares (such amount allocated to the Corporation Shares, as adjusted, the "Withholding Subject Amount"). The Parties shall report each sale and purchase under this Agreement for all federal, provincial and local tax purposes in a manner consistent with the allocation referred to in this Section 2.4.

2.5	Tax Withholdings

(a)	The "Withheld Amount" means:

(i)	where no Section 116 Certificate has been provided to Purchaser by Vendor prior to the Closing Date, twenty five percent (25%) of the Withholding Subject Amount; or

(ii)
where Vendor provides to Purchaser, at least one (1) Business Day before the Closing Date, a Section 116 Certificate and the Certificate Limit on the Closing Date is less than the Withholding Subject Amount, an amount equal to twenty five percent (25%) of the amount by which the Withholding Subject Amount exceeds the Certificate Limit on the Closing Date.

(b)
If Vendor delivers to Purchaser, at least one (1) Business Day before the Closing Date, a Section 116 Certificate with a Certificate Limit that is at least equal to or greater than the Withholding Subject Amount Purchaser shall not deduct and withhold any amount from the Closing Payment.

(c)
If Vendor does not deliver to Purchaser, at least one (1) Business Day before the Closing Date, a Section 116 Certificate with a Certificate Limit that is equal to or greater than the Withholding Subject Amount, Purchaser shall withhold the Withheld Amount from the Withholding Subject Amount otherwise deliverable to Vendor on the Closing Date and pay, or cause to be paid, such Withheld Amount to the Escrow Agent to be held and released in accordance with the provisions of the Withholding Tax Escrow Agreement. For greater certainty, Purchaser and Vendor agree to enter into the Withholding Tax Escrow Agreement at Closing.

(d)
Notwithstanding anything contained herein to the contrary, if a Withheld Amount is being held by the Escrow Agent, and if, prior to the Remittance Date, the CRA issues a letter authorizing Purchaser or the Escrow Agent to, notwithstanding the provisions of the Tax Act, continue to hold the Withheld Amount until the CRA's review of the application for a Section 116 Certificate has been finalized, the Escrow Agent shall (and shall be instructed by Vendor Purchaser to) continue to hold the Withheld Amount until the earlier of: (i) the date upon which the CRA requests payment of a cash amount; and (ii) the date upon which a Section 116 Certificate is delivered to the Escrow Agent. In absence of a letter from the CRA authorizing Purchaser or the Escrow Agent to, notwithstanding the provisions of the Tax Act, continue to hold the Withheld Amount until the CRA's review of the application for a Section 116 Certificate has been finalized, Purchaser or the Escrow Agent, as applicable, shall remit the Withheld Amount to the CRA in accordance with the Withholding Tax Escrow Agreement.

(e)
For greater certainty, the Purchase Price is inclusive of any amount required to be deducted or withheld pursuant to Section 116 of the Tax Act, and Purchaser shall not be required to gross up, increase or otherwise compensate Vendor for an such deduction or withholding.

(f)
Any excess amount withheld pursuant to this Section 2.5 shall be for the account of Vendor, and Purchaser shall cooperate with any reasonable requests of Vendor for assistance to seek any refund of such excess amount, which may include corresponding with, the CRA on behalf of Vendor, including to provide copies of this Agreement and other Transaction Documents and information that is in Purchaser's possession or control.

(g)
If Purchaser is obligated to pay an adjustment to the Purchase Price other than pursuant to Section 3.3(b), Purchaser shall withhold an an amount equal to twenty-five percent (25%) of such adjustment payment and remit such withheld amount to the CRA pursuant to section 116 of the Tax Act; provided that if Vendor has delivered to Purchaser a Section 116 Certificate prior to the date such payment is due, with a certificate limit that is equal or greater than the Withholding Subject Amount (inclusive of such payment), such payment shall be made without withholding.

ARTICLE 3
PURCHASE PRICE ADJUSTMENT

3.1	Post-Closing Statement

As promptly as practicable, but no later than sixty (60) days after the Closing Date, Purchaser shall provide Vendor with a statement and associated work papers (the "Post-Closing Statement") setting forth its good faith calculation of the  (a) Closing Working Capital, (b) the Working Capital Difference, (c) the Indebtedness Amount, and (d) the Purchase Price, and in each case, any difference from the estimates included in the Closing Statement. The Post-Closing Statement shall set forth in reasonable detail Purchaser's calculations of such amounts and shall be prepared in accordance with the Specified Accounting Principles and the example calculation attached hereto as Schedule B. Purchaser shall permit Vendor and its accountants to review as soon as reasonably practicable upon request, on site or otherwise, during normal business hours, all books and records and work papers reasonably requested by Vendor for its review of the Post-Closing Statement. Purchaser shall make available to Vendor and its accountants the individuals responsible for the preparation of the Post-Closing Statement, as reasonably requested by Vendor and during normal business hours, in order to respond to inquiries of Vendor and its accountants related thereto.

3.2	Disputed Items

(a)
 Within thirty (30) days after the Post-Closing Statement has been received by Vendor, Vendor may dispute the amounts reflected on the line items of the Post-Closing Statement (each, a "Disputed Item"); provided, however, that in each case Vendor shall notify Purchaser in writing of each Disputed Item, and specify in reasonable detail the amount thereof in dispute and the basis therefor. Unless Vendor delivers a notice of Disputed Items during such thirty (30) day period, the Post-Closing Statement will be final, conclusive and binding upon the Parties.

(b)
If a notice of Disputed Items shall be timely delivered pursuant to Section 3.2(a), then Vendor and Purchaser shall, during the twenty (20) Business Days following the date of such delivery (the "Resolution Period"), negotiate in good faith to resolve the Disputed Items. If, during the Resolution Period, Vendor and Purchaser reach an agreement with respect to each Disputed Item, such agreement shall be evidenced in writing and the Post-Closing Statement (as revised pursuant to such written agreement) shall become final and binding on the date of such agreement, with respect to each such agreed Disputed Item.

(c)
If, during the Resolution Period, Vendor and Purchaser cannot reach agreement on a Disputed Item, either Vendor or Purchaser may refer all remaining unresolved Disputed Items to KPMG LLP or, if such firm is unable or unwilling to act, another independent accounting firm or Person upon which Vendor and Purchaser shall mutually agree (the "Independent Accountant"). If KPMG LLP is unable or unwilling to act and no mutual agreement is reached with respect to the selection of the Independent Accountant within ten (10) days of the last day of the Resolution Period, either Vendor or Purchaser can refer such appointment to the Court of King's Bench of Alberta for resolution, which court shall have the sole and absolute discretion to appoint the Independent Accountant. Vendor and Purchaser shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant.

(d)
The Independent Accountant shall review this Agreement and the Disputed Items for the purpose of calculating the Closing Working Capital, the Working Capital Difference, the Indebtedness Amount, and the Vendor's Transaction Expenses, in each case, only to the extent relevant to the unresolved Disputed Items, and shall make a determination, acting as an expert and not as an arbitrator, with respect to such unresolved Disputed Items within thirty (30) days after its engagement. The Independent Accountant shall deliver to Vendor and Purchaser, within such thirty (30) day period, a report setting forth: (i) its final determination of the unresolved Disputed Items; (ii) its adjustments, if any, to the Post-Closing Statement; and (iii) the calculations supporting such determination and adjustments. Such report shall, absent manifest error, be final, conclusive and binding on the Parties and shall not be subject to appeal by either Party. The fees and expenses of the Independent Accountant shall be shared, one half to Vendor and one half to Purchaser.

3.3	Post-Closing Payment

(a)
If the Estimated Purchase Price exceeds the Purchase Price as set out in the Post-Closing Statement (as finally determined in accordance with Section 3.2), then Vendor shall pay the amount of such difference in accordance with Section 3.3(a). If the Estimated Purchase Price is less than the Purchase Price as set out in the Post-Closing Statement, then Purchaser shall pay the amount of such difference in accordance with Section 3.3(a).

(b)
If Purchaser is obligated to pay an adjustment amount in accordance with Section 3.3(a), Purchaser shall withhold an an amount equal to twenty-five percent (25%) of such payment and remit such withheld amount to the CRA pursuant to section 116 of the Tax Act; provided that if Vendor has delivered to Purchaser a Section 116 Certificate prior to the date such payment is due, with a certificate limit that that is equal or greater than the Withholding Subject Amount (inclusive of such payment), such payment shall be made without withholding.

(c)
All payments to be made pursuant to Section 3.3(a) shall be made within five (5) Business Days after the final Purchase Price has been determined, by wire transfer to the account(s) specified in writing by Purchaser (in the case of payment to Purchaser) or Vendor (in the case of payment to Vendor).

3.4	Overdue Amounts

If a Party fails to pay any amounts due to another Party under this Article 3 when due, interest shall accrue and become due on such unpaid amounts at the Prime Rate plus three percent (3%).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Vendor's Representations and Warranties Regarding Vendor

Vendor represents and warrants to Purchaser the matters set out below, subject in all instances to the Disclosure Letter, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in completing the Contemplated Transactions:

(a)	Organization.

(i)
Vendor is a body corporate, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Vendor to perform its obligations under this Agreement or the other Transaction Documents, as applicable, or Vendor to consummate the Contemplated Transactions.

(ii)
Vendor is duly qualified to do business in all jurisdictions in which such qualification is necessary because of the character of the properties owned by it or the nature of its activities, except for those jurisdictions where the failure to qualify would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Vendor to perform its obligations under this Agreement or the other Transaction Documents, as applicable, or Vendor to consummate the Contemplated Transactions.

(b)	Authority; Binding Effect.

(i)
Vendor has all necessary power and authority to enter into this Agreement and has all necessary power and authority to enter into the other Transaction Documents to which it is to be a party and to perform its obligations thereunder and to consummate the Contemplated Transactions. Vendor has taken all necessary corporate or other entity action required to duly authorize and approve the Transaction Documents to which Vendor is a party.

(i)
The board of directors of Vendor has unanimously approved the execution and delivery of this Agreement and has resolved, unanimously, to recommend approval of the Contemplated Transactions by the shareholders of Vendor.

(ii)
Assuming the due authorization, execution and delivery of this Agreement by the Corporation, and Purchaser, this Agreement constitutes a legal, valid and binding obligation of Vendor, enforceable against Vendor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by legal and equitable limitations on the availability of specific remedies. Assuming the due authorization, execution and delivery of the Transaction Documents by Purchaser, and the Corporation, as applicable, each Transaction Document to be executed by Vendor, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of Vendor, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

(c)
Non-Contravention. Provided the Vendor Approval is received, the execution, delivery and performance of the Transaction Documents by Vendor and the consummation of the Contemplated Transactions, do not and will not (i) violate any provision of the organizational documents of Vendor, (ii) violate any material Law applicable to Vendor or any Order against Vendor, in each case as in effect as of the date of this Agreement and as of the Closing, or (iii) require the consent, notice or other action by a Person under any Contract to which Vendor is a Party, except, in the case of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Vendor to perform its obligations under this Agreement or the other Transaction Documents, as applicable, or Vendor to consummate the Contemplated Transactions.

(d)
Governmental Consents and Approvals. The execution and delivery of this Agreement by Vendor and the execution and delivery of the other Transaction Documents by Vendor, as applicable, and the performance of its obligations hereunder and thereunder, do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for (i) the Vendor Approval, and (ii) any filings, clearances, consents or approvals, the failure of which to effect or obtain would not reasonably be expected to cause a Material Adverse Effect.

(e)
Brokers. Except as set forth in Section 4.1(e) of the Disclosure Letter, no broker, finder or investment banker engaged by Vendor or its Affiliates is entitled to any brokerage, finder's or other fee or commission in connection with the Contemplated Transactions for which the Corporation has or would have any liability or obligation (collectively, the "Brokers' Fees").

(f)
Purchase Rights. Other than Purchaser as provided in this Agreement, no Person has any rights, contingent or vested, including any right of first refusal, right of first offer or other similar preferential right, to acquire any of the Corporation Shares being sold, assigned, transferred and conveyed by Vendor to Purchaser pursuant to this Agreement.

(g)
Title to Corporation Shares. Vendor owns, as the beneficial and registered owner with good title,  and has all necessary power and authority to, sell, assign, transfer and convey its ownership of the Corporation Shares to Purchaser at Closing pursuant to this Agreement. Upon completion of the Contemplated Transactions, Vendor will have transferred to Purchaser good and valid title to all of the Corporation Shares, free and clear of all Encumbrances, other than restrictions on transfer under applicable securities Laws and the constating documents of the Corporation (which shall have been complied with).

(h)
Anti-Corruption: Vendor has not made, offered, or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, in connection with this Agreement or the Contemplated Transactions, whether directly or knowingly indirectly through any other Person, to or for the use or benefit of any Public Official, where such payment, gift or promise would violate the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United States Foreign Corrupt Practices Act of 1977, or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Vendor and its operations.

(i)
Break Fee. Vendor has available as of the date hereof and will have available to it on the Outside Date, immediately available funds sufficient to pay the Break Fee. The obligation of Vendor to pay the Break Fee arises upon the occurrence of the triggering events specified in this Agreement and is not subject to, conditional upon, or otherwise dependent on the approval of the Contemplated Transactions or any related resolution by the stockholders of Vendor.

4.2	Vendor's Representations and Warranties Regarding the Corporation

Vendor represents and warrants to Purchaser the matters set out below, subject in all instances to the Disclosure Letter and the Permitted Encumbrances, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in completing the Contemplated Transactions:

(a)	Organization.

(i)
The Corporation is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted except as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(ii)
The Corporation is duly qualified to do business in all jurisdictions in which such qualification is necessary because of the character of the properties owned by it or the nature of its activities, except for those jurisdictions where the failure to qualify would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(iii)	Section 4.2(a) of the Disclosure Letter sets out the jurisdictions in which the Corporation has assets or has carried out business since October 1, 2022.

(b)
Non-Contravention. Except as set forth in Section 4.2(b) of the Disclosure Letter, the performance and the consummation of the Contemplated Transactions, do not and will not (i) violate any provision of the organizational documents of the Corporation, (ii) subject to obtaining the Third Party Consents, result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Corporation under any Material Contract, result in the creation or the imposition of any Encumbrance (other than Permitted Encumbrances) upon any of the Corporation's Assets, or result in the cancellation, modification, revocation or suspension of any material Permit used by or required for the ongoing operation of the Corporation's Assets, or (iii) violate any material Law applicable to the Corporation or any of the Corporation's Assets, or any Order against the Corporation or any of the Corporation's Assets, in each case as in effect as of the date of this Agreement and as of the Effective Time, except, in the case of clauses (ii) and (iii), for any violation, breach, default, termination, cancellation, acceleration, modification, revocation or suspension that would not reasonably be expected to be cause a Material Adverse Effect.

(c)	Bank Accounts. On the Closing Day, the Corporation will not have any bank accounts, term deposits or safety deposit boxes except those listed in Section 4.2(c) of the Disclosure Letter.

(d)
Litigation.  Except as disclosed in Section 4.2(d) of the Disclosure Letter, there are no Claims, outstanding judgments, orders, injunctions, investigations or other proceedings, including appeals and applications for review, in progress or to Vendor's knowledge pending or threatened, against or relating to the Corporation before any Governmental Authority, which if determined adversely to the Corporation, would have a Material Adverse Effect. To Vendor's knowledge, there is not any factual or legal basis on which any such proceeding may be commenced with any reasonable likelihood of success.

(e)
Governmental Consents and Approvals. The performance and the consummation of the Contemplated Transactions, do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for (i) the Vendor Approval, (ii) the Governmental Approvals, and (iii) any filings, clearances, consents or approvals, the failure of which to effect or obtain would not reasonably be expected to cause a Material Adverse Effect.

(f)	Off-Balance Sheet Arrangements. The Corporation is not a party to any off-balance sheet arrangements, as that term is understood under Specified Accounting Principles.

(g)	Reserves Report.

(i)
Vendor or the Corporation made available to Insite Petroleum Consultants Ltd. ("Insite"), prior to the issuance of the reserves report effective September 30, 2025 in respect of the reserves of Barnwell and Octavian (the "Reserves Report"), for the purpose of preparing the Reserves Report, all information requested by Insite, which information, to Vendor's knowledge, did not contain any material misrepresentation at the time such information was so provided. Neither Vendor nor the Corporation omitted any information necessary to make any information provided to Insite provided not misleading as the respective dates thereof and there has been no material adverse change in any of the material information provided since the date thereof. Except as set out in Section 4.2(g) of the Disclosure Letter, Vendor believes that the Reserves Report reasonably presents the quantity and related pre-tax net present value of estimated future net revenue, on an aggregate basis, of the oil and natural gas reserves attributed to the crude oil, natural gas liquids and natural gas properties evaluated in the Reserves Report as at September 30, 2025, based upon information available at the time the Reserves Report was prepared and the pricing and other assumptions set out therein.

(ii)
Except with respect to changes in commodity prices and royalties, the effect of actual production of oil, natural gas and other petroleum substances on reserves estimates and as otherwise disclosed to Purchaser, Vendor has no knowledge of any adverse material change in any production, cost, reserves or other relevant information provided to Insite since the dates that such information was so provided.

(h)
Processing and Transportation Commitments. Section 4.2(h) of the Disclosure Letter contains a complete and accurate list of all of the Third Party processing and transportation agreements of the Corporation which cannot be terminated within 31 days or less without penalty.  Other than as set forth in Section 4.2(h) of the Disclosure Letter, the Corporation has no Third Party processing or transportation agreements or any obligations to deliver sales volumes to any other Person which cannot be terminated in 31 days or less without penalty.

(i)	Capitalization.

(i)
Barnwell has authorized an unlimited number of common shares. The aggregate number of shares of Barnwell issued and outstanding are set out in Section 4.2(i) of the Disclosure Letter. Except as set forth immediately above and as disclosed in Section 4.2(i) of the Disclosure Letter, there are no securities of Barnwell outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance, or requiring the issuance, sale or transfer by Barnwell, of any shares of Barnwell or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Barnwell, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Barnwell for which Barnwell could have any liability or obligation. All of the outstanding common shares of Barnwell have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Except as set out in Section 4.2(i) of the Disclosure Letter, and Purchaser's rights under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by applicable Law, pre-emptive or contractual granted by Barnwell) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of Barnwell.

(ii)
Octavian has authorized an unlimited number of common shares. The aggregate number of shares of Octavian issued and outstanding are set out in Section 4.2(i) of the Disclosure Letter. Except as set forth immediately above and as disclosed in Section 4.2(i) of the Disclosure Letter, there are no securities of Octavian outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance, or requiring the issuance, sale or transfer by Octavian, of any shares of Octavian or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Octavian, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Octavian for which Octavian could have any liability or obligation. All of the outstanding common shares of Octavian have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Except as set out in Section 4.2(i) of the Disclosure Letter, and Purchaser's rights under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by applicable Law, pre-emptive or contractual granted by Octavian) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of Octavian.

(iii)
The Corporation will have authorized an unlimited number of Corporation Shares as of the Closing. The aggregate number of Corporation Shares to be issued and outstanding pursuant to the Pre-Closing Reorganization are set out in Section 4.2(i) of the Disclosure Letter (as such Disclosure Letter may be updated from time to time prior to the Effective Time in accordance with Section 8.2). Except as set forth immediately above and as disclosed in Section 4.2(i) of the Disclosure Letter, as of the Closing there will be no securities of the Corporation outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance, or requiring the issuance, sale or transfer by the Corporation, of any shares of the Corporation (including the Corporation Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Corporation (including the Corporation Shares), nor will there be any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of the Corporation for which the Corporation could have any liability or obligation. All of the Corporation Shares outstanding as of the Closing will have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Except as set out in Section 4.2(i) of the Disclosure Letter, and Purchaser's rights under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by applicable Law, pre-emptive or contractual granted by the Corporation) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of the Corporation.

(j)	Financial Information.

(i)	The Financial Statements have been provided by Barnwell and Octavian to Purchaser and have been prepared in accordance with the Specified Accounting Principles and present fairly:

(A)	the assets, liabilities and financial position of the Corporation on a consolidated basis as at the dates of the applicable Financial Statements; and

(B)	the results of operations of the Corporation on a consolidated basis during the periods covered by the applicable Financial Statements.

(ii)
Neither  Barnwell nor Octavian have any liabilities that would be required by Specified Accounting Principles to be reflected on a balance sheet, other than liabilities that (A) are reflected or reserved against in the Financial Statements, (B) were incurred since June 30, 2026 in the Ordinary Course of Business provided that the aggregate amount of same is less than $220,000, (C) were incurred in connection with the Contemplated Transactions and are Vendor's Transaction Expenses, (D) are reflected in Section 4.2(y) "Outstanding AFEs" of the Disclosure Letter; or (E) are set forth in Section 4.2(j) of the Disclosure Letter. Neither Barnwell nor Octavian have reserved any amounts in respect of potential liabilities which may arise in connection with the matters disclosed in Section 4.2(d) of the Disclosure Letter.

(iii)
Section 4.2(j) of the Disclosure Letter sets forth all Indebtedness of Barnwell and Octavian as of the date hereof (other than Indebtedness to be settled or otherwise eliminated in connection with the Pre-Closing Reorganization).

(iv)
Following the completion of the Pre-Closing Reorganization, except for the Vendor Promissory Note, no director, employee or other non-arm's length party of the Corporation or its Affiliates will be indebted to the Corporation.

(v)
As at June 30, 2026, the remainder of Current Assets less Current Liabilities for Barnwell and Octavian combined was not less than negative twelve thousand and seventy-six dollars and eighty-two cents $(12,076.82).

(k)
Material Contracts. Section 4.2(k) of the Disclosure Letter sets out a list of all of the following Contracts (collectively, the "Material Contracts"), current and complete copies of which have been provided to Purchaser prior to the date hereof:

(i)	all Contracts that purport to limit any right of the Corporation to (A) engage in any line of business, or (B) compete with any Person or operate in any location;

(ii)
all Contracts which are material to the business of the Corporation as currently conducted and which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement or the consummation of the Contemplated Transactions, including, any seismic license or similar agreements;

(iii)	all Contracts made with any First Nations, Métis or Indigenous groups or communities in the vicinity of the Corporation's Assets;

(iv)	all marketing Contracts and Contracts relating to Derivative Transactions with respect to transactions to occur after the date of this Agreement;

(v)	all Contracts that contain an area of mutual interest clause that is material to the business of the Corporation following the Pre-Closing Reorganization;

(vi)	all Contracts in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person;

(vii)	any standstill or similar Contract currently restricting the ability of the Corporation to offer to purchase or purchase the assets or equity securities of another Person;

(viii)
any Contract between the Corporation, on the one hand, and Vendor or an Affiliate or related party of Vendor or an Affiliate of the Vendor, on the other hand (after giving effect to the Pre-Closing Reorganization);

(ix)	any Contract for the lease of office premises by the Corporation other than any such lease that is terminable without penalty or payment on not more than six months' notice;

(x)
any promissory notes, loans, Contracts, indentures, evidences of Indebtedness or other instruments related to the lending of money, whether as borrower, lender or guarantor, in excess of twenty five thousand ($25,000) individually or one hundred thousand dollars ($100,000) in the aggregate, other than the Vendor Promissory Note and Indebtedness that will be repaid in full or otherwise eliminated as part of the Pre-Closing Reorganization; or

(xi)
any Contracts that will, or may reasonably be expected to, result in a requirement of the Corporation to expend more than an aggregate of two million dollars ($2,000,000) in the next twelve (12) months.

Each of the Material Contracts constitutes a legally valid and binding agreement of the Corporation, enforceable in accordance with its respective terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by legal and equitable limitations on the availability of specific remedies) and neither the Corporation nor, to the Vendor's knowledge, any other party thereto is in material default in the observance or performance of any material term or obligation to be performed by it under any such Material Contract and, to the Vendor's knowledge, no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a material default.

(l)
Title to the Corporation's Assets. Vendor does not represent or warrant title to the Corporation's Assets, but does represent and warrant that, subject to the Permitted Encumbrances or as set out in Section 4.2(l) of the Disclosure Letter:

(i)	the Corporation has not assigned, pledged, alienated or encumbered the Corporation Assets or any part or portion thereof;

(ii)
subject to the applicable Title Documents, the Corporation is entitled to enter into and upon, hold and enjoy the Corporation's Assets for the residue of the terms of the applicable Title Documents and all renewals or extensions thereof for its own use and benefit, without any lawful interruption by any Person claiming by, through or under the Corporation or Vendor; except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect;

(iii)
to its knowledge, the Petroleum and Natural Gas Rights are free and clear of adverse claims created by, through or under the Corporation or Vendor and none of the Petroleum and Natural Gas Rights are subject to reduction or conversion to an interest of any other size or nature by reference to payout of any well or otherwise pursuant to any right or interest created by, through or under the Corporation or Vendor;

(iv)
neither Vendor nor the Corporation has done no act or thing and Vendor is not aware of any circumstance, matter or thing whereby any of the Corporation's Assets may be reduced, cancelled or determined; and

(v)	the Corporation's Assets will be, at the Effective Time, free and clear of all Encumbrances created by, through or under the Corporation of Vendor.

(m)
No Default.  To Vendor's knowledge, the Corporation has not received notice that it has failed to comply with, perform, observe or satisfy any material term, condition, obligation or liability which has heretofore arisen under the provisions of any of the Title Documents or any other agreements and documents to which the Corporation Assets are subject, where such failure would reasonably be expected to have a have a Material Adverse Effect.

(n)
ROFRs.  There are no outstanding rights of first refusal or other pre‑emptive rights of purchase which entitle any person to acquire any material rights, title, interests, property, licenses or assets of the Corporation that will be triggered by the completion of the Contemplated Transactions.

(o)
No Reduction of Interests. Except as described in Section 4.2(o) of the Disclosure Letter or the Land Schedule, to Vendor's knowledge, none of the Corporation's Assets is subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under the Corporation, except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect.

(p)	Wells. To Vendor's knowledge:

(i)
all wells located on any lands in which the Corporation has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned, have been abandoned in accordance, in all material respects, with applicable Laws regarding the abandonment of wells;

(ii)	Part 2 of the Land Schedule provides a full, accurate and complete list of the wells to which the Corporation holds an interest;

(iii)	none of the wells in which the Corporation holds an interest has been produced in excess of applicable production allowables imposed under any applicable Laws by any Governmental Authority; and

(iv)
the Corporation has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to Vendor's knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction.

(q)	Lands. To Vendor's knowledge, there are no materials Lands which are not set out in the Land Schedule.

(r)	Subsidiaries. Following the completion of the Pre-Closing Reorganization, the Corporation will have no subsidiaries.

(s)
Compliance with Laws. Except as set forth in Section 4.2(s) of the Disclosure Letter, the Corporation is and has been since October 1, 2022 in compliance with all Laws applicable to the Corporation and the Corporation's Assets, except as would not reasonably be expected to cause a Material Adverse Effect. The representation and warranty set forth in this Section 4.2(s) shall not be deemed to relate to environmental matters, employment matters, or tax matters.

(t)	Environmental Matters. Except as disclosed in Section 4.2(t) of the Disclosure Letter and except for such matters that would not reasonably be expected to cause a Material Adverse Effect:

(i)	since October 1, 2022 there has been no Release of Hazardous Material or on or underneath the Lands with respect to the operations of the Corporation;

(ii)	the Corporation is and has been since October 1, 2022 not in violation of any applicable Environmental Law or Permit relating to the Corporation's Assets;

(iii)	since October 1, 2022 the Corporation has not received any Environmental Notice arising from or relating to the Corporation's Assets; and

(iv)
no Order or Proceeding has been issued or is pending against, or to the Vendor's knowledge is threatened against, the Corporation relating to a violation of any applicable Environmental Law, or Permit issued thereunder, or to a Release of Hazardous Materials (in each such case, to the extent related to the Corporation's Assets).

The representations and warranties in Section 4.2(p) and this Section 4.2(t) are the only representations or warranties of Vendor with respect to matters related to the Environment or Environmental Laws.

(u)	Certain Proceedings. Except as set forth in Section 4.2(u) of the Disclosure Letter:

(i)	no Proceeding is ongoing, pending or, to the Vendor's knowledge, threatened against the Corporation relating to or affecting the Corporation or the Corporation's Assets; and

(ii)	the Corporation is not subject to any outstanding Order relating to the Corporation's Assets.

The representations and warranties set forth in this Section 4.2(u) shall not be deemed to relate to environmental matters or tax matters.

(v)
Permits. Except as set out in Section 4.2(v) of the Disclosure Letter, to Vendor's knowledge (as that knowledge exists on the date hereof), the Corporation has obtained and is in material compliance with all material Permits that are applicable to or held by the Corporation, or are necessary to conduct its business as of the Effective Time. All such material Permits are valid and subsisting and are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists which (with notice or lapse of time or both) may constitute or result in a violation of any such Permit except where such violation would not have a Material Adverse Effect on the Corporation.  No proceedings are pending or, to the knowledge of Vendor, threatened, which could result in the revocation or limitation of any such material Permit, and all material steps have been taken and filings made on a timely basis with respect to each such Permit and its renewal.

(w)	Taxes. Except as set forth in Section 4.2(w) of the Disclosure Letter:

(i)
the Corporation is and has been since October 1, 2020 in compliance with all Laws regarding Taxes applicable to the Corporation and the Corporation's Assets, except as would not reasonably be expected to cause a Material Adverse Effect;

(ii)	the Corporation has paid on a timely basis all material Taxes and instalments on account of Taxes required to be paid by it on or before the Closing Date;

(iii)
the provision for Taxes in the Financial Statements constitutes an adequate provision for the payment of all unpaid Taxes in accordance with Specified Accounting Principles in respect of all periods up to and including the applicable period to which the Financial Statements relate;

(iv)
the Corporation has filed on a timely basis all material Tax Returns required to be filed by or on behalf of it on or before the Closing Date in respect of all Taxes, and all such Tax Returns are complete and accurate in all material respects;

(v)
the Corporation has made available to Purchaser a true copy of all Tax Returns filed by the Corporation in respect of its financial years ended during the calendar years 2025, 2024 and 2023 and all notices of assessment, notices of reassessment, tax slips and forms (including T5 and NR4), and proposal letters from any Governmental Authority (including the Government of Alberta) relating to Taxes for such periods;

(vi)
there are no waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by the Corporation or the levying of any assessment by any Governmental Authority with which the Corporation has filed a Tax Return;

(vii)
the Corporation has withheld, deducted, or collected and remitted in a timely manner to the appropriate Governmental Authority all Taxes or other amounts required to be deducted, withheld, or collected and remitted by it;

(viii)	the Corporation is not subject to any outstanding Order relating to Taxes;

(ix)
there are no Proceedings ongoing, pending or, to the Vendor's knowledge, threatened against the Corporation in respect of Taxes, nor are any matters under discussion with any Governmental Authority relating to Taxes asserted by any such Governmental Authority;

(x)	there are no circumstances existing which could result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Tax Laws;

(xi)	no claim has been made by any Governmental Authority in writing in any jurisdiction in which the Corporation does not file a Tax Return, that the Corporation is required to file such a Tax Return;

(xii)
no transaction, event or circumstance has occurred prior to the Closing Date that would reasonably be expected to result in an acquisition of control of the Corporation for purposes of the Tax Act, except as contemplated by the Contemplated Transactions, and no Tax Attributes of the Corporation have been reduced, restricted, suspended or eliminated as a result of any such transaction, event or circumstance;

(xiii)
the Corporation has not made, revoked or amended, nor agreed to make, revoke or amend, any material election, designation, waiver or settlement under applicable Tax Laws that would be binding on the Corporation for any taxation period ending after the Closing Date, except as disclosed in Section 4.2(w) of the Disclosure Letter or as contemplated by the Contemplated Transactions;

(xiv)
the Corporation is registered for purposes of Part IX of the Excise Tax Act (Canada) and for the purposes of the Provincial Sales Tax Act (Saskatchewan), has charged, collected, remitted and reported all GST/HST/PST required to be charged, collected, remitted and reported by it, and is not liable for any assessments, penalties or interest in respect of GST/HST/PST; and

(xv)
the Corporation has complied with subsection 89(14) of the Tax Act in respect of any dividend designated by it as an "eligible dividend" (as defined in the Tax Act) at the time of such designation and payment, and no liability under section 185.1 of the Tax Act has arisen or will arise in respect of any excessive eligible dividend designation (as defined in subsection 89(1) of the Tax Act; and

(xvi)	the Corporation has no requirements to incur and/or renounce any Canadian exploration expense or Canadian development expense, each as defined under the Tax Act.

The representations and warranties contained in this Section 4.2(w) shall constitute the only representations and warranties with respect to Taxes.

(x)
Security. Except as disclosed in Section 4.2(x) of the Disclosure Letter, the Corporation has not posted any security with any Governmental Authority for the performance of any Permit required by applicable Laws in connection with the ownership, operation or maintenance of its businesses, properties or assets.

(y)
Books and Records. To Vendor's knowledge, the corporate records, financial books, minute books, books of account and other records of the Corporation (excepting the minute book of Barnwell) (whether of a financial or accounting nature or otherwise) in all material respects: (i) have been maintained in accordance with applicable statutory requirements and prudent business practices and are complete and up-to-date in all material respects as at the date hereof; (ii) are stated in reasonable detail and accurately and fairly reflect the material transaction and disposition of the assets of the Corporation; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(z)
Outstanding AFEs.  Except as disclosed in Section 4.2(z) of the Disclosure Letter, as of the date hereof there is no authorization for expenditure, cash call or similar approval approved by the Corporation pursuant to which the Corporation will be obliged to a Third Party to make or advance money in respect of expenditures with respect to the Corporation's Assets, the Corporation's share of which is reasonably expected to exceed one hundred and fifty thousand ($150,000) dollars.

(aa)
Taxes and Royalties Paid. To Vendor's knowledge, all royalties and all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances, or the receipt of proceeds therefrom, payable in either Canada or the United States in respect of the Corporation's Assets and other payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect Corporation's Assets have been: (i) duly paid in a timely manner; (ii) duly performed; or (iii) provided for in the accounts of the Corporation.  Vendor has disclosed full and complete copies of all material documentation in relation thereto in the VDR.

(bb)	Employment Matters.

(i)	The Employee Information contains a true and accurate list of all Employees employed by the Corporation effective as at a date not earlier than two (2) Business Days prior to the hereof;

(ii)
Other than as set out and described in the Employee Information, the Chief Executive Officer's employment contract included in the Employee Information is the sole and complete agreement between the Corporation and the Chief Executive Officer in respect of his employment with the Corporation and there are not other arrangements or understandings between the Corporation and the Chief Executive Officer in respect thereto;

(iii)
The Corporation is in material compliance with all applicable Laws respecting employment and employment practices, including with respect to employment standards, occupational health and safety, human rights, labour relations and workers' compensation, and there are no outstanding or, to the Vendor's knowledge, threatened Claims against the Corporation by or on behalf of any current or former Employee or Contractor;

(iv)
There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation relating to the Employees and Contractors, or any former employees or contractors, and all workers' compensation premiums in respect of the Employees have been paid;

(v)
There is no collective agreement, letter of understanding or other legally binding commitment with or to any labour union, trade union or employee organization or group which might qualify as a trade union with respect to the Employees;

(vi)
As of the date hereof, there is no strike, labour dispute, work slowdown or work stoppage ongoing or to the Vendor's knowledge threatened against the Corporation by its Employees or Contractors, nor has there been any such strike, labour dispute, work slowdown or work stoppage within the last three (3) years.

(vii)
All amounts due and owing or accrued due, but not yet owing, for all Employee or Contractor compensation, including salary, wages, fees, bonuses, commissions, vacation pay, other incentive payments, that are attributable to the period prior to the Measurement Time will be paid at or prior to the Closing, or if accrued, shall be accurately reflected in the books and records of the Corporation in all material respects;

(viii)	The Corporation has furnished to Purchaser copies of all the Corporation's Benefit Plans, together with current employee booklets;

(ix)	The Corporation's Benefit Plan has been, in all material respects, administered and funded in accordance with all applicable Laws and the terms of the Corporation's Benefit Plan; and

(x)
The Corporation is not engaged in any unfair labour practice nor is there any pending or to, the knowledge of Vendor, threatened, complaint, grievance or arbitration proceeding against the Corporation regarding any unfair labour practice.

(cc)
Insurance. Section 4.2(cc) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of all material insurance policies maintained by the Corporation relating to the Corporation's Assets or with respect to which the Corporation is a named insured or otherwise the beneficiary of coverage (collectively, the "Corporation's Insurance Policies"). The Corporation's Insurance Policies cover the risks customarily insured against by junior oil and natural gas producers in western Canada. The Corporation's Insurance Policies are in full force and effect on the date of this Agreement, all premiums due and payable with respect to the Corporation's Insurance Policies have been paid. The Corporation's Insurance Policies remain in force and effect and shall not be cancelled or otherwise terminated as a result of the Contemplated Transactions.

(dd)
Brokers. No broker, finder or investment banker engaged by Vendor or its Affiliates is entitled to any brokerage, finder's or other fee or commission in connection with the Contemplated Transactions for which Purchaser or the Corporation has or would have any liability or obligation.

(ee)
Anti-Corruption: To the Vendor's knowledge, during the past five (5) years, neither the  Corporation nor any person acting on behalf of the Corporation has, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any Public Official, or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United States Foreign Corrupt Practices Act of 1977, or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation and its operations.

(ff)	Derivative Transactions: The Corporation has no obligations or liabilities, direct or indirect, vested or contingent in respect of any Derivative Transactions.

(gg)
Disclosure.  Vendor has not knowingly withheld from Purchaser any material information or documents in its possession concerning the Corporation or the Corporation Assets, and Vendor did not omit to provide any information that would reasonably be expected to cause any information provided by Vendor to be misleading.

(hh)
Restriction on Business Activities. To Vendor's knowledge, (i) there is no agreement, judgment, injunction, order or decree binding upon the Corporation that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Corporation or the conduct of business by the Corporation as currently conducted., and (ii) the execution, delivery and performance of this Agreement does not and will not result in the restriction of the Corporation from engaging in its business as currently conducted or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect in respect of the Corporation.

(ii)
Guarantee and Indemnification. Except for the Vendor Promissory Note, following the Pre-Closing Reorganization, the Corporation is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any Person, firm or corporation.

(jj)
Release of Fiduciary Duty. Neither Vendor nor any of its Affiliates have agreed or consented to the release of any its directors or officers from any fiduciary duty owed by such person to Vendor, its Affiliates or any of their respective shareholders, including without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of the Corporation.

(kk)
Operations. All operations conducted by the Corporation and, to the knowledge of Vendor, all operations conducted by Third Parties on or in respect of the Corporation's Assets have been conducted, in all material respects, in compliance with good oilfield practices.

(ll)
Non-Arm's Length Transactions. No director, officer or insider of, other non-arm's length party to, the Corporation (or any associate or Affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever that is based on production from, or in respect, of any properties of the Corporation. The Corporation is not indebted to any of the directors, officers or employees of, or consultants of the Corporation or its Affiliates, except for the Vendor Promissory Note and amount due as normal compensation or reimbursement of ordinary business expenses.

(mm)
Solvency. No step has been taken by any Person against the Corporation to wind it up, appoint a controller or administrator, seize or take possession of any of its assets, or make any arrangement, compromise, or composition with any of its creditors. The Corporation is solvent under the laws of the jurisdiction of its organization and able to pay all of its debts as and when they become due and payable.

4.3	No Additional Representations and Warranties

(a)
Purchaser acknowledges and confirms that Vendor does not make a representation or warranty of any kind or nature, express or implied, at law or in equity, except as expressly set forth in Sections 4.1 and 4.2 respectively, including with respect to: (i) the VDR; (ii) any Taxes in respect of any period (or portion thereof) that commences on or after the Closing Date or the amount, availability or use of any Tax Attributes; (iii) the quantity, quality or recoverability of Petroleum Substances within, upon or under the Lands; (iv) any forward-looking statements, estimates of prices or future cash flows arising from the sale of Petroleum Substances produced from the Lands or estimates of other revenues attributable to the Corporation's Assets or the availability or continued availability of transportation to sell those Petroleum Substances; (v) the environmental matters related to any Corporation's Assets or any Environmental Liability and any assessments or evaluations of the accuracy, completeness, volume, nature or estimated cost of the work required to fully satisfy and discharge the Environmental Liabilities; (vi) any express or implied warranty regarding the Corporation's title to any of the Corporation's Assets; (vii) any engineering, geological or other interpretations or economic evaluations of the Corporation's Assets; (viii) the quality of any data or information supplied by Vendor or the Corporation to Purchaser; (ix)  the Environmental condition of any of the Corporation's Assets or any Environmental Liability; (x) the accuracy or completeness of any authorization for expenditure, cash call or similar approval which estimates any capital expenditures, including reclamation, remediation or abandonment costs; (xi) the quality, condition, fitness, suitability, serviceability or merchantability of all or any of the Corporation's Assets; and (xii) the value of the Corporation, the Corporation Shares or the Corporation's Assets, or the future revenues applicable thereto or any Losses relating to or associated with the Corporation, the Corporation Shares, the Corporation's Assets or the Contemplated Transactions.

(b)
Without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser in any manner, except for those expressly set forth in Sections 4.1 and 4.2. Except as expressly set forth in Sections 4.1 and 4.2 respectively, all of the Corporation's Assets to be transferred or the liabilities to be assumed in accordance with this Agreement shall be transferred or assumed on an "as is, where is" and "with all known and unknown faults" basis, and all implied warranties of merchantability, fitness for a particular purpose, conformity to models or samples of materials, or otherwise are hereby expressly disclaimed.

(c)
Purchaser acknowledges and confirms that except as expressly provided in this Agreement that: (i) it has made its own independent investigation, review, analysis, evaluations and inspection of the Corporation, the Corporation's Assets, the Corporation Shares, the Environmental Liabilities and the VDR, including a review of the Corporation's title to the Corporation's Assets and the state and condition thereof; and (ii) will have relied on its own investigation, review, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Corporation's Assets the Corporation's title thereto and the extent and value of the Petroleum Substances attributable to the Lands.

4.4	Purchaser's Representations and Warranties.

Purchaser represents and warrants to Vendor the matters set out below, and acknowledges and confirms that Vendor is relying upon such representations and warranties in completing the Contemplated Transactions:

(a)	Organization.

(i)
Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to perform its obligations under this Agreement or the other Transaction Documents, as applicable, or Purchaser to consummate the Contemplated Transactions.

(ii)
Purchaser is duly qualified to do business in all jurisdictions in which such qualification is necessary because of the character of the properties owned by it or the nature of its activities, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to perform its respective obligations under this Agreement or the Transaction Documents, as applicable, or Purchaser to consummate the Contemplated Transactions.

(b)	Authority; Binding Effect.

(i)
Purchaser has all necessary power and authority to enter into this Agreement and Purchaser has all necessary power and authority to enter into the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Purchaser has taken all necessary corporate or other entity action required to duly authorize and approve the Transaction Documents to which Purchaser is a party.

(ii)
Assuming the due authorization, execution and delivery of this Agreement by the Corporation and Vendor, this Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by legal and equitable limitations on the availability of specific remedies. Assuming the due authorization, execution and delivery of the Transaction Documents by Vendor and the Corporation, as applicable, each Transaction Document to be executed by Purchaser, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

(c)
Non-Contravention. The execution, delivery and performance of the Transaction Documents by Purchaser and the consummation of the Contemplated Transactions, do not and will not: (i) violate any provision of the organizational documents of Purchaser (as such organizational documents of Purchaser are in effect as of the date of this Agreement and as of the Closing); (ii) violate any material Law applicable to Purchaser or any Order against Purchaser, in each case as in effect as of the date of this Agreement and as of the Closing, or (iii) require the consent, notice or other action by any Person under any Contract to which Purchaser is a party, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to perform its obligations under this Agreement or the other Transaction Documents, as applicable, or Purchaser to consummate the Contemplated Transactions.

(d)
Governmental Consents and Approvals. The execution and delivery of this Agreement by Purchaser and the execution and delivery of the other Transaction Documents by Purchaser, and the performance of its obligations hereunder and thereunder, do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority.

(e)
Certain Proceedings. As of the date of this Agreement, no Proceeding is pending, or to the knowledge of Purchaser, threatened against any Purchaser, which (i) would have a Purchaser Material Adverse Effect; or (ii) would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Contemplated Transactions. As of the date hereof, Purchaser is not subject to any outstanding Order which would have a Purchaser Material Adverse Effect.

(f)
Brokers. No broker, finder or investment banker engaged by Purchaser or its Affiliate is entitled to any brokerage, finder's or other fee or commission in connection with the Contemplated Transactions for which the Corporation or Vendor has or would have any liability or obligation.

(g)
Purchaser's Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Corporation, the Corporation Shares, the Corporation's Assets, the Environmental Liabilities and the VDR and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Corporation and Vendor for such purpose. Purchaser acknowledges and agrees that (i) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Purchaser has relied solely upon its own investigation and the express representations and warranties of Vendor and the Corporation set forth in Section 4.1 and Section 4.2 respectively (including related portions of the Disclosure Letter), and (ii) neither Vendor, the Corporation nor any other Person has made any representation or warranty as to the Corporation, the Corporation Shares, the Corporation's Assets or this Agreement, except as expressly set forth in Section 4.1 and Section 4.2 (including the related portions of the Disclosure Letter).

(h)	Approvals. All board of directors or other internal approvals that are required by Purchaser in connection with the Contemplated Transaction have been or will be obtained by Closing.

(i)
Sufficiency of Funds. Purchaser has available as of the date hereof and will have available at Closing and after Closing, as applicable, immediately available funds sufficient to pay the Purchase Price and the fees and expenses of Purchaser related to the Contemplated Transactions.

(j)
Anti-Corruption: Purchaser has not made, offered, or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, in connection with this Agreement or the Contemplated Transactions, whether directly or knowingly indirectly through any other Person, to or for the use or benefit of any Public Official or any political party or political party official or candidate for office, where such payment, gift or promise would violate the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United States Foreign Corrupt Practices Act of 1977, or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Purchaser and its operations.

(k)	ICA Status. Purchaser is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

(l)
Solvency. No step has been taken by any Person against Purchaser to wind it up, appoint a controller or administrator, seize or take possession of any of its assets, or make any arrangement, compromise, or composition with any of its creditors. Purchaser is solvent under the laws of the jurisdiction of its organization and able to pay all of its debts as and when they become due and payable.

ARTICLE 5
CLOSING

5.1	Closing

(a)	Subject to the terms and conditions of this Agreement, the Closing will take place remotely via the electronic exchange of documents and signatures on the Closing Date.

(b)
To the extent reasonably requested by a Party, original documents will be exchanged by the Parties as quickly as possible following the Closing Date, provided however that the share certificates representing the Corporation Shares endorsed for transfer to Purchaser shall be delivered at the Closing.

5.2	Closing Deliverables

(a)	At the Closing, Vendor and Purchaser shall each deliver a direction to the Escrow Agent directing the Escrow Agent to deliver the Deposit to Vendor.

(b)	At or prior to the Closing, Vendor shall deliver or cause to be delivered to Purchaser:

(i)	the Closing Statement, at the time set forth in Section 2.2(b);

(ii)	the 5% GORR Agreement, duly executed by Vendor Subsidiary;

(iii)	the Call Agreement, duly executed by Vendor Subsidiary;

(iv)	the Section 116 Certificate, or in the alternative, the Withholding Tax Escrow Agreement, duly executed by Vendor;

(v)	the Transaction Documents provided for by this Agreement to which Vendor is party, duly executed by Vendor;

(vi)	the certificate to be delivered pursuant to Section 6.2(c) in the form attached hereto as Exhibit A, duly executed by Vendor;

(vii)	a certified copy of resolutions duly passed by the board of directors of Vendor approving this Agreement and the consummation of the Contemplated Transactions;

(viii)	original share certificates evidencing the Corporation Shares, duly endorsed in blank or with stock powers duly executed by Vendor, in proper form for transfer;

(ix)	an assignment agreement for the Vendor Promissory Note, duly executed by Vendor and acknowledged by the Corporation;

(x)	evidence satisfactory to Purchaser that the Pre-Closing Reorganization has been effected in compliance with Schedule C;

(xi)	a certificate of status issued by the Government of Alberta certifying that the Corporation is valid and subsisting and in good standing with respect to the filing of annual returns

(xii)	certified resolutions duly passed by the board of directors of the Corporation approving the consummation of the Contemplated Transactions;

(xiii)	certified minutes of the meeting of holders of common stock of Vendor reflecting receipt of the Vendor Approval;

(xiv)	resignations and mutual releases of each director and officer of the Corporation in the form attached hereto as Exhibit B;

(xv)	a receipt for the Closing Payment, duly executed by Vendor;

(xvi)	the corporate records, financial books, minute books, books of account and other records of the Corporation; and

(xvii)	all such other documents and instruments as Purchaser may reasonably require or which are contemplated in this Agreement to be delivered to Purchaser at Closing.

(c)	At the Closing, Purchaser shall deliver or cause to be delivered to Vendor:

(i)	the Closing Payment pursuant to Section 2.2(b)(i);

(ii)	the 5% GORR Agreement, duly executed by the Corporation pursuant to Section 2.2(b)(iii);

(iii)	the Call Agreement, duly executed by the Call Affiliate pursuant to Section 2.2(b)(iv);

(iv)	the Transaction Documents to which Purchaser is a party, duly executed by Purchaser;

(v)	the certificate to be delivered pursuant to Section 6.3(c) in the form attached hereto as Exhibit A, duly executed by an officer of Purchaser;

(vi)	an assignment agreement for the Vendor Promissory Note, duly executed by Purchaser;

(vii)	a certified copy of resolutions duly passed by the board of directors of Purchaser approving this Agreement and the consummation of the Contemplated Transactions;

(viii)	a receipt for the Corporation Shares, duly executed by Purchaser; and

(ix)	all such other documents and instruments as Vendor may reasonably require or which are contemplated in this Agreement to be delivered to Vendor at Closing.

ARTICLE 6
CONDITIONS PRECEDENT

6.1	Mutual Conditions

The respective obligations of each of the Parties to consummate the Contemplated Transactions shall be subject to the satisfaction of each of the following conditions precedent at or prior to the Closing:

(a)
No Proceeding. No Proceeding instituted by any Governmental Authority in any jurisdiction which seeks to prevent or enjoin in any respect the Contemplated Transactions shall have been commenced and be continuing;

(b)	No Legal Restraint. No Legal Restraint or Law shall be in effect preventing the Contemplated Transactions;

(c)	Governmental Approvals. All Governmental Approvals set forth in Section 1.1 of the Disclosure Letter shall have been obtained; and

(d)	Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated as set out in Schedule C, as may be amended in accordance with Section 8.7(b) of this Agreement.

6.2	Purchaser's Conditions

The obligation of Purchaser to consummate the Contemplated Transactions shall be subject to the satisfaction or waiver of each of the following additional conditions precedent at or prior to the Closing (each of which is acknowledged to be inserted for the exclusive benefit of Purchaser and may be waived by Purchaser in whole or in part):

(a)
Truth and Accuracy of Representations and Warranties. The (i) Vendor Fundamental Representations shall be true and correct in all material respects (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all material respects), and (ii) other representations and warranties of Vendor contained in Section 4.1 and Section 4.2 respectively shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect) has not had a Material Adverse Effect;

(b)
Performance of Covenants. Vendor shall have performed in all material respects the obligations contained in this Agreement and in each of the Transaction Documents which are required to be performed by Vendor at or before the Closing;

(c)
Officer's Certificate. Purchaser shall have received a certificate signed by an authorized officer of Vendor, certifying that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied in respect of Vendor;

(d)	Closing Documents. Purchaser shall have received delivery of all the Closing Documents which Vendor is required to deliver pursuant to Section 5.2(b); and

(e)	No Material Adverse Effect. No Material Adverse Effect will have occurred from the date of this Agreement to the Closing Date.

6.3	Vendor's Conditions

The obligation of Vendor to consummate the Contemplated Transactions shall be subject to the satisfaction or waiver of each of the following additional conditions precedent at or prior to the Closing (each of which is acknowledged to be inserted for the exclusive benefit of Vendor and, other than the condition set out in Section 6.3(d) which may not be waived without the consent of Purchaser, may be waived by Vendor in whole or in part):

(a)
Truth and Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in Section 4.4 shall be true and correct in all material respects (without giving effect to any qualification contained therein as to materiality or a Purchaser Material Adverse Effect) as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date);

(b)
Performance of Covenants. Purchaser shall have performed in all material respects the obligations contained in this Agreement and in each of the Transaction Documents which are required to be performed by Purchaser at or before the Closing;

(c)
Officer's Certificate. Vendor shall have received a certificate signed by an authorized officer of Purchaser certifying that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d)	Vendor Approval. The Vendor Approval shall have been received;

(e)	Payment. The Closing Payment shall have been paid to Vendor by Purchaser in accordance with this Agreement; and

(f)	Closing Documents. Vendor have received delivery of all the Closing Documents which Purchaser is required to deliver pursuant to Section 5.2(c).

6.4	Frustration of Closing Conditions

No Party may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party's (or such Party's Affiliates') failure to act in good faith or to use its required efforts to cause the Closing to occur, in accordance with and subject to any limitations set forth in Section 8.1.

ARTICLE 7
TERMINATION

7.1	Termination Events

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Closing:

(a)	by the mutual written agreement of the Parties;

(b)
by Vendor if Purchaser has breached any of its representations, warranties or failed to perform any of its covenants or other agreements contained in this Agreement or in any of the other Transaction Documents, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 6.1 or Section 6.3, and (ii) (x) cannot be cured by the Outside Date, or (y) if capable of being cured by the Outside Date, shall not have been cured within thirty (30) days following receipt of written notice from Vendor of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the Outside Date; provided that Vendor shall have no right to terminate this Agreement pursuant to this Section 7.1(b) if Vendor is then in material breach of any of its representations or warranties or has materially failed to perform any of its covenants or other agreements in this Agreement or in any of the other Transaction Documents;

(c)
by Purchaser if Vendor has breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement or in any of the other Transaction Documents, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 6.1 or Section 6.2, and (ii) (x) cannot be cured by the Outside Date, or (y) if capable of being cured by the Outside Date, shall not have been cured within thirty (30) days following receipt of written notice from Purchaser of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the Outside Date; provided that Purchaser shall have no right to terminate this Agreement pursuant to this Section 7.1(c) if Purchaser is then in material breach of any of its representations or warranties or has materially failed to perform any of its covenants or other agreements in this Agreement or in any of the other Transaction Documents;

(d)
by either Vendor or Purchaser if (i) any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment due to (x) the final and non-appealable entry of any Order preventing or enjoining the Contemplated Transactions, or (y) the final and non-appealable entry of any Legal Restraint preventing the Contemplated Transactions, or (ii) the Closing has not occurred (other than through the failure of the Party seeking to terminate this Agreement pursuant to this Section 7.1(d) to comply with its obligations under this Agreement) on or before the Outside Date; or

(e)
by Vendor, prior to receipt of the Vendor Approval, if the board of directors of Vendor resolves to withdraw, amend, modify or qualify, in a manner adverse to Purchaser, its approval or recommendation of the Agreement or the Contemplated Transactions (a "Change in Recommendation") with respect to a Superior Proposal, or resolves to authorize Vendor or the Corporation to enter into a definitive agreement with respect to a Superior Proposal, in each case in accordance with Section 9.3(a); provided that in all cases, Vendor is, and has at all relevant times been, in compliance in all material respects with Article 9 and that prior to or concurrent with such termination, Vendor pays the Break Fee in accordance with Section 2.3. For clarity, a termination by Vendor under this Section 7.1(e) shall not constitute a breach or Willful Breach. Notwithstanding anything else in this Agreement, following a termination effected in compliance with this Section 7.1(e), the Break Fee and return of the Deposit and interest shall be Purchaser’s sole and exclusive remedy arising from that permitted termination and the compliant actions leading to it. This limitation shall not release liability for any independently actionable Willful Breach, including a Willful Breach of the non-solicitation obligations above.

7.2	Effect of Termination

If this Agreement is terminated as permitted under Section 7.1 this Agreement shall forthwith become void and be of no further force or effect, the Deposit shall be dealt with in accordance with Section 2.3, and no Party shall have any liability or further obligation to the other hereunder except the that (i) the obligations with respect to Section 2.3, this Section 7.2, Section 8.4(b), Section 8.8, Article 11 and the Confidentiality Agreement shall survive such termination, and (ii) the Parties shall be liable for any Willful Breach of this Agreement.

ARTICLE 8
OTHER COVENANTS OF THE PARTIES

8.1	Efforts of the Parties

(a)
Upon the terms and subject to the terms and conditions herein provided, each of the Parties shall use commercially reasonable efforts to, as promptly as possible, take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable Laws or otherwise proper and advisable to consummate and make effective the Contemplated Transactions, including:

(i)
to comply promptly with all legal requirements which may be imposed on it in connection with the Contemplated Transactions (which actions shall include, furnishing all information required by applicable Law in connection with obtaining the Governmental Approvals);

(ii)	to give notice to and make filings with all applicable Third Parties in order to obtain the Third Party Consents;

(iii)
to effect all registrations and filings with Governmental Authorities required under any Law applicable to such Party or any of its Affiliates in connection with this Agreement and the Contemplated Transactions or the taking of any related action contemplated by this Agreement and the Contemplated Transactions; and

(iv)	to execute and deliver any additional agreements or instruments reasonably necessary to consummate the Contemplated Transactions and give effect to the purposes of this Agreement,

provided that in no event shall any Party be required to waive any condition to Closing in Article 6. Each Party shall reasonably cooperate with the other Parties in promptly seeking to obtain all such consents, authorizations, orders and approvals and clearances. From and after the date hereof and until all consents, authorizations, orders, approvals and clearances required from any Governmental Authority in connection with the Contemplated Transactions have been obtained, the Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any such consent, authorization, order, approval or clearance from any Governmental Authority.

(b)
The Parties shall use commercially reasonable efforts to give notices to, make filings with or obtain any consent, authorization or approval of any public or private Third Party  or Governmental Authority that may be or become necessary, proper or advisable for the applicable Party's execution and delivery of this Agreement or any other Transaction Document and the performance of its obligations pursuant to this Agreement and the other Transaction Documents, including the Third Party Consents and Governmental Approvals; provided, however that notwithstanding the foregoing, Purchaser shall be required to pay or post any required fees, guarantees or security deposits to any Third Party or Governmental Authority from whom consent, authorization or approval is requested in connection with the Contemplated Transactions, including the Third Party Consents and Governmental Approvals, within five (5) Business Days of such request.

8.2	Update of Schedules

From time to time prior to the Closing Date, Vendor shall:

(a)
supplement or amend the Disclosure Letter with respect to (i) the issuance of the Corporation Shares following the Pre-Closing Reorganization, if required, and (ii) any event, development, occurrence or non-occurrence of an event which has occurred or which Vendor's becomes aware of after the date hereof and prior to the Closing Date, provided that such event is permitted by Section 8.5; and

(b)
shall promptly provide notice to Purchaser of any event that has occurred that with or without notice or lapse of time or both would constitute a material breach or default (whether by lapse of time or notice or both) by Vendor under the Transaction Documents or any fact or circumstance that would reasonably be expected to make the satisfaction of any condition in Article 6 impossible or unlikely,

(each such supplement, amendment and/or notice under this sub-clause, a "Disclosure Supplement"), provided, however, that if such event, condition, development, occurrence or non-occurrence of any event which is the subject of a Disclosure Supplement constitutes a Material Adverse Effect or gives rise to a termination right pursuant to Section 7.1(c), then Purchaser shall have the right to terminate this Agreement pursuant to Section 7.1(c).

8.3	Tax Matters

(a)
Vendor shall cause to be prepared for filing by the Corporation all Tax Returns that the Corporation is required to file after the Closing Date for any Pre-Closing Tax Period. Purchaser shall cooperate with Vendor to enable it to cause to be prepared all Tax Returns that are to be prepared pursuant to this Section 8.3(a). Such Tax Returns shall be complete and accurate and, to the extent permitted by applicable Law: (i) shall be prepared on a basis consistent with the past practices and procedures of the Corporation; (ii) shall reflect any amounts deductible on account of Vendor's Transaction Expenses or the release and discharge of Indebtedness; and (iii) shall maximize any discretionary deductions (without creating a loss). Vendor shall provide to Purchaser for its review and approval, acting reasonably, a draft of such Tax Returns no later than thirty (30) days, in the case of an income Tax Return, and ten (10) days, in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authority. Purchaser shall notify Vendor in writing within  ten (10) days in the case of an income Tax Return, and within five (5) days in the case of any other Tax Return, after delivery of such Tax Return if Purchaser has any reasonable comments with respect to items set forth in such Tax Return, which Vendor shall consider in good faith but shall not be required to incorporate.

(b)
Vendor shall cause to be prepared for filing by the Corporation, complete and accurate Straddle Period Tax Returns for each Straddle Period of the Corporation on a basis consistent with past practices and procedures of the Corporation subject to applicable Law, provided that Purchaser and Vendor agree to take commercially reasonable actions to ensure that the amount of Taxes attributable to the Pre-Closing Tax Period shall be calculated as follows: (i) in the case of any Taxes that are based upon or measured by income, receipts, profits or wages, that are imposed in connection with the sale or other transfer of property or services, or that are required to be withheld or collected, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall be determined on the basis of a closing of the books as of the end of the day prior to the Closing Date, except that any amounts deductible as Vendor's Transaction Expenses or due to the release and discharge of Indebtedness shall be allocated to the Pre-Closing Tax Period; and (ii) in the case of other Taxes, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period through and including the day prior to the Closing Date, and the denominator of which is the total number of days in the taxable period. Vendor shall provide to Purchaser for its review and approval, acting reasonably, a draft of such Tax Returns no later than thirty (30) days, in the case of an income Tax Return, and ten (10) days, in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authority. Purchaser shall notify Vendor in writing within fifteen (15) days in the case of an income Tax Return, and within five (f) days in the case of any other Tax Return, after delivery of such Tax Return if it has any reasonable comments with respect to items set forth in such Tax Return.

(c)
None of Purchaser nor any of its Affiliates shall (or shall cause or permit the Corporation to) without the prior written consent of Vendor: (i) amend, refile or otherwise modify any Tax Return or make any Tax election relating in whole or in part to the Corporation with respect to any Pre-Closing Tax Period, or (ii) make or initiate any voluntary contact with any Taxing authority relating in whole or in part to the Corporation with respect to any Pre-Closing Tax Period, provided that such consent shall not be unreasonably withheld, conditioned or delayed where such amendment, refiling, election or contact is required to mitigate, contest or defend any Tax liability for which Vendor is responsible under Article 9.

(d)
If the Corporation receives any refund of Taxes (including any interest thereon) in respect of any Pre-Closing Tax Period which is not accounted for in the settlement of Closing Working Capital, Purchaser will promptly pay such amount to Vendor as Vendor may direct in writing. Any payment made pursuant to this Section 8.3(d) will be treated as an adjustment to the Purchase Price for all purposes unless otherwise required by Law.

(e)
Purchaser and Vendor shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing or preparation of Tax Returns and any material audit, litigation or other Proceeding related to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other Proceeding and making employees available during regular business hours on a reasonable and mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser shall retain any and all documents and data that it may reasonably be required to provide to Vendor under this Section 8.3(e) for a period of seven years following Closing. Vendor shall be entitled (at its own expense and cost) to require Purchaser to arrange for the transfer or reproduction of such documents and data.

(f)
If it is determined following the Closing that the Corporation has made an excessive eligible dividend designation (as defined in subsection 89(1) of the Tax Act) in respect of any period ending on or before the Closing Time, Vendor shall concur in the making of an election under subsection 185.1(2) of the Tax Act, and Purchaser shall cause such election to be made by the Corporation (or any Successor thereto) in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act.

(g)	If Vendor or Purchaser determines, or becomes aware that

(i)
an "advisor" (as defined under subsection 237.3(1) of the Tax Act) has determined, that the transactions contemplated by this Agreement (or the series of transactions for purposes of the Tax Act that includes the transactions contemplated by this Agreement) are subject to a reporting requirement under section 237.3 of the Tax Act, including as a result of legislative amendments to the Tax Act to be enacted following Closing, or

(ii)
the transactions contemplated by this Agreement are, or may be, required to be disclosed or reported by a tax advisor, legal advisor, accounting advisor, financial advisor or other representative of either party to the Internal Revenue Service as a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4 or any successor provision, then Vendor or Purchaser, as the case may be, will promptly inform the other Party of its intent, or its advisor's intent, to comply with such reporting requirement and the Parties will cooperate reasonably and in good faith to make such reporting in a comprehensive and timely manner in the form required by applicable Law.

(h)	The Parties agree that no portion of the Purchase Price shall be allocable to any covenant contained in this Article 8.

8.4	Access, Information and Documents

(a)
From the date hereof until the Closing, upon reasonable advance notice from Purchaser, the Corporation shall permit Purchaser and its authorized representatives to have reasonable access, during regular business hours, to the assets, facilities, personnel, Contracts, books and records and other documents and data relating to the Corporation and the Corporation's Assets; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with the Corporation's normal operation of its businesses, and (ii) access to personnel of the Corporation shall be subject to the prior approval of the Corporation as to the scope and duration of such access and the specific personnel involved, such approval not to be unreasonably withheld, conditioned or delayed.

(b)	Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to permit Purchaser or its Affiliates and representatives to:

(i)
have access to any files, records, contracts or documents of the Corporation, Vendor or any of its Affiliates relating to (A) the Corporation, Vendor or any of their respective Affiliates' inter-company or intra-company pricing information, internal transfer prices or inventory valuation procedures and records, (B) the negotiation or drafting of the Transaction Documents, (C) particular terms of any Contracts to the extent that disclosure of such terms, in the reasonable judgment of Vendor, could risk violating any antitrust or similar applicable Law, or (D) information that is subject to confidentiality restrictions or attorney-client or other legal privilege; or

(ii)
conduct any physical or invasive inspections, investigations, tests or assessments, or any environmental tests, including any sampling or other invasive investigation of the soil, water, air, soil gas, surface water, groundwater, building materials or other environmental media at any property of the Corporation or its Affiliates or related to the Corporation's Assets.

(c)
Purchaser shall ensure that the access permitted pursuant to this Section 8.4 will be solely in connection with the Contemplated Transactions. During such access, Purchaser and its Affiliates and representatives shall comply with the Corporation's applicable policies and procedures, including any policies adopted by the Corporation in connection with any epidemic, pandemic or other outbreak of illness (including any Public Health Measures). If, at any time, the Corporation believes that any representative of Purchaser has not complied with such applicable policies and procedures, then the Corporation may immediately terminate such representative's access. Purchaser shall indemnify and hold harmless the Corporation, Vendor and their respective Affiliates from and against all Losses which arise out of or result from Purchaser's or its Affiliates' and representatives' site visits and access to any property of the Corporation or its Affiliates, except to the extent arising from or relating to the Corporation, Vendor or any of their respective Affiliates' gross negligence or willful misconduct.

(d)
Purchaser and its Affiliates and representatives shall not, prior to the Closing, contact any customer, vendor, supplier, lessor or employee of, or any other Person having business dealings with, the Corporation with respect to the Corporation's Assets or with respect to any aspect of the Contemplated Transactions, except where it has received the prior written consent of the Corporation. Notwithstanding the foregoing, this Section 8.4(d) shall not limit or otherwise restrict Purchaser or its Affiliates and representatives from contacting or having business dealings with any such Person with whom Purchaser or such Affiliate has or may have business dealings, so long as such contact or business dealings relate to Purchaser's or its Affiliates' operation of their respective businesses and not to the Corporation or Vendor's business dealings with such Person with respect to the Corporation, the Corporation's Assets or with respect to any aspect of the Contemplated Transactions.

8.5	Conduct of the Corporation's Business

From the date hereof until the Closing, except as required by applicable Law, as otherwise contemplated by this Agreement or the other Transaction Documents (including the Pre-Closing Reorganization), or as Purchaser may otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)	Vendor shall cause the Corporation to conduct its business in the ordinary course in all material respects;

(b)	Vendor shall cause the Corporation to maintain its corporate records, financial books, minute books, books of account and other records of the Corporation in the Ordinary Course of Business;

(c)
Vendor shall cause the Corporation to not cancel or terminate the Corporation's Insurance Policies or lapse any of the coverage thereunder, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Closing Date and Vendor shall act reasonably to consult with Purchaser with respect to all such matters prior to taking any action in respect thereof;

(d)	Vendor shall recommend the approval of the Contemplated Transactions by the shareholders of Vendor; and

(e)	Vendor shall not permit the Corporation to:

(i)	voluntarily incur, create or assume any Encumbrance with respect to any of the Corporation's Assets other than Permitted Encumbrances;

(ii)	acquire, dispose of or fail to maintain any material asset used in connection with the Corporation's business other than in the Ordinary Course of Business;

(iii)
terminate, suspend, amend or modify in any material respect, any Permit related to the Corporation's business, except (A) as required by applicable Law or a Governmental Authority, or (B) in the Ordinary Course of Business;

(iv)
authorize or effect any amendment to or change the organizational documents of the Corporation, except for such amendments or changes to the composition of the officers, directors or managers of the Corporation in order to effect the Pre-Closing Reorganization and as set forth in Section 8.5 of the Disclosure Letter;

(v)
issue, authorize the issuance of or consent to the issuance of any equity interests or grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell or otherwise dispose of any of its equity securities or redeem, repurchase or otherwise acquire any securities of the Corporation;

(vi)
make any capital expenditures or incur any obligations or liabilities in connection with any capital expenditures that, in each case, individually or in the aggregate, would exceed two hundred and twenty thousand dollars ($220,000) other than capital expenditures or authority for expenditures that are set forth in Section 8.5 of the Disclosure Letter;

(vii)	waive, release, assign, settle or compromise any Claim, in an aggregate amount that exceeds two hundred and twenty thousand dollars ($220,000);

(viii)
except for the Vendor Promissory Note or Indebtedness incurred in connection with intercompany loans that will be satisfied as part of the Pre-Closing Reorganization, incur any Indebtedness for borrowed money or except for the issuance of shares issued pursuant to the Pre-Closing Reorganization that will be sold to Purchaser provided that Closing occurs, deliver or sell or propose the issuance, delivery or sale of any securities, options, warrants, calls, conversion rights or commitments relating to its securities of any kind or issue or authorize issuance of any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligation of any Person other than as may occur by operation of the Title Documents;

(ix)
modify in any material respects any payment terms (including the level of pricing of services and products) with any customers or suppliers pursuant to any Material Contracts existing on the date of this Agreement or Contract entered into prior to the Closing in compliance with this Agreement that would be a Material Contract if such Contract was in existence as of the date of this Agreement;

(x)
increase in any manner the compensation or benefits of, or pay any bonus to, any employee, officer, director, or independent contractor of the Corporation, except for such increases or bonuses that were disclosed to Purchaser prior to the date of this Agreement;

(xi)	enter into Derivative Transactions;

(xii)	agree to take any of the foregoing actions; or

(xiii)
make, change or revoke any Tax election, file any amended Tax Return, settle or compromise any material Tax liability, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Taxes, adopt or change any method of accounting for Tax purposes or Tax accounting period, initiate any voluntary disclosure with, or request any ruling from, any Governmental Authority in respect of Taxes, or  incur any material amount of Tax outside the Ordinary Course of Business.

Notwithstanding the foregoing and without requiring the consent of Purchaser, Vendor and its Affiliates may, in their reasonable discretion, take any and all actions necessary or advisable to (i) prevent or minimize injury to persons or damage to property or the Corporation's Assets in the case of an emergency, (ii) address, prevent or minimize a health, environmental or safety concern involving the Corporation's Assets, or (iii) respond to any epidemic, pandemic or other outbreak of illness or public health event (including any Public Health Measures).

The Vendor ensure that Cash is held by the Corporation as of the Closing Date in a sufficient amount to pay the Corporation's liabilities for thirty (30) days after the Closing, including any Vendor's Transaction Expenses, and will cause all Cash in excess of that amount to be paid to the Shareholder as a dividend or return of capital prior to the Closing.  The amount of Cash held in the Corporation on the Closing Date will be a Current Asset of the Corporation pursuant and will be adjusted in accordance with the Closing Working Capital adjustment.

8.6	No Liability on Vendor

Effective upon Closing, Purchaser shall have no Claim against Vendor for any action taken or refrained from being taken (or caused to be taken or refrained from being taken) during the period from the date of this Agreement to the Effective Time pursuant to the terms of Section 8.5, with the intention that, if Closing occurs, all such actions or omissions shall be at the risk and expense of Purchaser, except to the extent arising as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of its Affiliates, provided, however, that for the purpose of this Section 8.6, an act or omission will not be regarded as gross negligence or wilful misconduct to the extent that it was done or omitted to be done in accordance with Purchaser's instructions or approval insofar as the act or omission otherwise constituting gross negligence or wilful misconduct was inherent in those instructions or that approval.

8.7	Pre-Closing Reorganization; Termination of Intercompany Arrangements

(a)
On or prior to the Closing Date and in any event prior to the Effective Time, Vendor and the Corporation shall, and shall cause certain of their respective Affiliates to, consummate the Pre-Closing Reorganization as set forth in Schedule C (the "Pre-Closing Reorganization Steps").

(b)
Vendor and the Corporation shall not modify the Pre-Closing Reorganization Steps and shall not, and shall cause their respective Affiliates not to, enter into any transaction on terms and conditions different from those set out in the Pre-Closing Reorganization Steps, in each case, without Purchaser's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c)
Except for this Agreement and the Vendor Promissory Note, Vendor and the Corporation shall terminate all Contracts between the Corporation and one or more of Vendor, any Affiliates of Vendor (other than the Corporation) and any related party of Vendor and its Affiliates (each, an "Interested Party") with effect on or prior to the Closing Date, including but not limited to any of the Corporation's Benefit Plans that are provided or offered by Vendor or its Affiliates for the benefit of Employees or Contractor (other than those Corporation's Benefit Plans provided and administered entirely by the Corporation), such that each such Contract shall be of no further force or effect immediately following the Closing, in each case without any remaining liability of any kind or nature on the part of the Corporation, Purchaser, or any of their respective Affiliates to any Interested Party as a result of or in connection with such Contract (including the termination of such Contract).

8.8	Confidentiality

(a)
Purchaser acknowledges that the information being provided to it in connection with the Contemplated Transactions and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Purchaser and Vendor, dated as of January 26, 2026 (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Corporation and the Corporation's Assets; provided, however, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of the Corporation, Vendor or any of their Representatives, concerning Vendor (other than solely with respect to the Corporation and the Corporation's Assets) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement (but subject to the term therein), any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding, and that Vendor may enforce the Confidentiality Agreement against Purchaser.

(b)
Vendor hereby agrees with Purchaser that it shall not, and shall not permit its Affiliates or their respective Representatives and agents to disclose, at any time during the period of time beginning on the Closing Date and ending on the first anniversary of the Closing Date, directly or indirectly, without the prior written consent of Purchaser, to any Third Party any confidential or proprietary information included in the Corporation's Assets ("Confidential Business Information"); provided, however, that the term Confidential Business Information will not include any information:

(i)
that becomes available to Vendor, an Affiliate of Vendor or any of their respective Representatives from and after the Closing, from a Third Party source that is not known by Vendor to be under any obligations of confidentiality in respect of such information;

(ii)	that is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof); or

(iii)	that is or was derived independently by Vendor, an Affiliate of Vendor or any of their respective Representatives without use of Confidential Business Information.

In addition, the foregoing shall not prohibit Vendor, an Affiliate of Vendor or any of their respective Representatives (A) from using Confidential Business Information for the purpose of complying with or enforcing the terms of any of the Transaction Documents or in connection with the Retained Assets, (B) disclosing Confidential Business Information to its financing sources, general or limited partners, or other investors or prospective investors who are subject to confidentiality restrictions, or legal, financial, tax and other professional advisors, or (C) disclosing Confidential Business Information that Vendor or its Representatives are required by Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) to disclose (provided that Vendor will, to the extent not legally prohibited, provide Purchaser with prompt written notice of such request so that Purchaser may seek, at its sole expense, an appropriate protective order and/or waive compliance with this Section 8.8(b)). This Section 8.8(b) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Vendor or its Affiliates or any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

ARTICLE 9
ADDITIONAL AGREEMENTS

9.1	Non-Solicitation

(a)
Except as expressly provided by this Article 9, Vendor shall, and shall cause Octavian and Barnwell to, immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its Representatives, if any, with any Third Parties (other than Purchaser) initiated before the date of this Agreement with respect to any Acquisition Proposal and shall discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise and shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request, and exercise all rights it has to require the return or destruction of all information provided to any Person in respect of any inquiry proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(b)
Except as expressly provided by this Article 9, Vendor shall not, and shall cause Octavian and Barnwell to not, directly or indirectly, do, or authorize or permit any of its respective Representatives to do, any of the following:

(i)
solicit, assist or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)
withdraw or modify, or propose to withdraw or modify, in any manner adverse to Purchaser, the approval of the Contemplated Transactions by the board of directors of Vendor or the recommendation of the board of directors of Vendor that the shareholders approve the Contemplated Transactions;

(iii)
enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; or

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, approve recommend, agree to or endorse or take no position or remain neutral with respect to, any Acquisition Proposal.

(c)
Vendor covenants and agrees that Vendor shall, and shall cause Octavian and Barnwell to: (i)take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which Vendor, Octavian, Barnwell or the Corporation is a party; and (ii) not release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Vendor, Octavian, Barnwell and / or the Corporation, as applicable, under any confidentiality agreement, standstill, non-disclosure, use, business purposes or similar agreement or covenant to which Vendor, Octavian, Barnwell or the Corporation is a party, without the prior written consent of Purchaser (which may be withheld or delayed in Purchaser's sole and absolute discretion) (it being acknowledged by Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 9.1(c). Notwithstanding the foregoing, prior to obtaining the Vendor Approval, Vendor may waive or decline to enforce a standstill or similar restriction solely to the extent necessary to permit a Person to make a confidential Acquisition Proposal to the board of directors of Vendor if that board determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under Delaware law. Vendor shall promptly notify Purchaser of any such waiver or non-enforcement. No such waiver or non-enforcement shall permit solicitation otherwise prohibited by this Article 9.

(d)
If, after the date of this Agreement, Vendor, Octavian, Barnwell, the Corporation or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal, or any request for copies of, or access to, or disclosure of, confidential information relating to the Corporation (including information, access or disclosure relating to the properties, facilities, books or records of the Corporation) in connection with an Acquisition Proposal, Vendor shall, notwithstanding any confidentiality terms set out in the Acquisition Proposal, promptly notify Purchaser, at first orally, and then, within twenty-four (24) hours, in writing of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and a copy of any written Acquisition Proposal. Vendor shall keep Purchaser informed of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

9.2	Responding to an Acquisition Proposal

Notwithstanding Section 9.1 if, at any time prior to obtaining the Vendor Approval, Vendor, Octavian, Barnwell or the Corporation receives a written Acquisition Proposal, Vendor:

(a)	may contact the Person making such Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal;

(b)
may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to, or disclosure of, information, properties, facilities, books or records of the Corporation, if and only if, in the case of this Section 9.2(b):

(i)
the board of directors of Vendor first determines in good faith, after consultation with its financial advisors and outside legal counsel, that: (A) failure to take such action would be inconsistent with its fiduciary duties under Delaware law; and (B) such unsolicited Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)
such Person was not restricted from making the Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Vendor or the Corporation, other than a restriction waived or not enforced in accordance with Section 9.1(c);

(iii)	Vendor has been, and continues to be, in compliance with its obligations under this Article 9;

(iv)
before providing any such copies, access or disclosure, Vendor enters into a confidentiality and standstill agreement with such Person that contains a "market" standstill provision and is otherwise on terms that are no less favourable to Vendor than those found in “market” confidentiality and standstill agreements, provided that such agreement shall not prohibit Acquisition Proposals to the board of directors of Vendor or prevent Vendor from complying with this Article 9, and any such copies, access or disclosure provided to such Person shall have been (or simultaneously be) provided to Purchaser; and

(v)
before providing any such copies, access or disclosure, Vendor provides Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 9.2(b)(iv); and

(c)
must comply, to the extent applicable, with Rules 14d-9 and 14e-2(a) under the United States Securities Exchange Act of 1934, as amended, and other applicable United States securities Laws, and make appropriate disclosure to its shareholders. Notwithstanding anything to the contrary in this Agreement, Vendor may at any time make any disclosure required by applicable Law or that its board of directors determines in good faith, after consultation with outside legal counsel, is necessary to comply with its fiduciary duties under Delaware law. A factual disclosure of the receipt of an Acquisition Proposal and the operation of this Article 9, or a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f), shall not, in and of itself, constitute a Change in Recommendation. Any Change in Recommendation with respect to a Superior Proposal remains subject to Section 9.3(a).

9.3	Responding to a Superior Proposal

(a)
If Vendor or the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Vendor Approval, the board of directors of Vendor may, or may cause Vendor to, make a Change in Recommendation and accept, recommend, approve or enter into a definitive agreement to implement such Superior Proposal, if and only if:

(i)	Vendor has been, and continues to be, in compliance in all material respects with its obligations under this Article 9;

(ii)
Vendor or its Representatives have delivered to Purchaser a written notice of the determination of the board of directors of Vendor that it has received a Superior Proposal and of the intention to accept, recommend, approve or enter into a definitive agreement to implement such Superior Proposal, including a notice as to the value in financial terms that the board of directors has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the "Superior Proposal Notice");

(iii)	Vendor or its Representatives have provided Purchaser with a copy of any proposed definitive agreement for the Superior Proposal;

(iv)
at least five (5) Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which Purchaser received the Superior Proposal Notice and the date on which Purchaser received a copy of the definitive agreement (if any) for the Superior Proposal;

(v)
after the Matching Period, Vendor's board of directors has determined, in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Contemplated Transactions as proposed to be amended by Purchaser under Section 9.4) and that failure to take the proposed action would be inconsistent with its fiduciary duties under Delaware law; and

(vi)
prior to or concurrently with making a Change in Recommendation or entering into a definitive agreement with respect to a Superior Proposal, Vendor terminates this Agreement pursuant to Section 7.1(e) and pays the Break Fee pursuant to Section 2.3.

(b)
If Vendor provides a Superior Proposal Notice to Purchaser after a date that is less than ten (10) Business Days before Vendor's shareholder meeting, Vendor shall be entitled to, and shall upon request from Purchaser, postpone the Vendor's shareholder meeting to a date that is not more than 10 Business Days after the scheduled date of the Vendor's shareholder meeting (and, in any event, prior to the Outside Date), subject to applicable Law and Vendor's organizational documents. Vendor shall not hold the vote to obtain Vendor Approval before the expiration of any Matching Period then in effect and the completion of the determinations required by Section 9.3(a)(v).

(c)
The Vendor's board of directors shall, subject to Section 9.2(c), promptly reaffirm its recommendation in favour of the Contemplated Transactions by news release after any Acquisition Proposal which board of directors has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the board of directors determines that a proposed amendment to the terms of this Agreement as contemplated under Section 9.4 would result in an Acquisition Proposal no longer being a Superior Proposal. Vendor shall provide Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by Purchaser and its counsel.

9.4	Right to Match

(a)
During the Matching Period, or such longer period as Vendor may approve (in its sole discretion) in writing for such purpose: (i) the board of directors of Vendor shall review any offer made by Purchaser to amend the terms of this Agreement and the Contemplated Transactions in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) if Purchaser proposes to amend the terms of the transactions contemplated by this Agreement, Vendor shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Contemplated Transactions as would enable Purchaser to proceed with the Contemplated Transactions on such amended terms. If, as a consequence of the foregoing, the board of directors of Vendor determines that such Acquisition Proposal would cease to be a Superior Proposal, Vendor shall promptly so advise Purchaser and Vendor and Purchaser shall amend this Agreement to reflect such offer made by Purchaser and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(b)
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Vendor or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of Section 9.3(a)(iv) and this Section 9.4 and Purchaser shall be afforded a new five (5) Business Day Matching Period from the date on which Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from Vendor.

ARTICLE 10
INDEMNIFICATION

10.1	Survival

No claim (an "Indemnification Claim") by a Person for indemnification pursuant to this Agreement will be made or be enforceable whether by legal proceedings or otherwise, unless written notice of such Indemnification Claim (in the form of an Indemnification Notice) is given by such Person to the Party from whom indemnification is sought within the applicable Survival Period.  For the purposes of this Agreement, "Survival Period" means:

(a)	subject to Section 9.1(c), for an Indemnification Claim relating to the representations and warranties contained herein, twelve (12) months from the Closing Date;

(b)
subject to Section 9.1(c), for an Indemnification Claim relating to all covenants and agreements of the Parties contained herein and in each of the Transaction Documents, until such covenants and agreements are fully performed or for the period explicitly specified herein or therein; provided, however, that any covenants and agreements that are to be performed pursuant to their terms at or prior to the Effective Time shall survive the Closing until the date that is twelve (12) months from the Closing Date and shall thereafter terminate; and

(c)
for all representations, warranties, covenants and indemnities relating to Taxes (including Section 116 matters and the Pre‑Closing Reorganization), the expiry of the applicable limitation period (including any extension, waiver or reassessment thereof) under applicable Tax Laws, excepting all representations, warranties, covenants and indemnities relating to section 116 of the Tax Act, which shall expire five (5) years from the Closing Date.

In the event written notice of a claim for indemnification under this Article 10 shall have been duly given to the applicable Party within the applicable Survival Period specified in this Section 10.1, the representations, warranties, covenants or agreements that the subject of such indemnification claim shall survive (solely with respect to the subject matter of such indemnification claim) until such time as such claim is finally resolved in accordance with the terms hereof.

10.2	Indemnification by Vendor

Subject to the limitations set forth in this Agreement, Vendor shall, from and after the Closing, be liable to Purchaser for, and as a separate and independent covenant indemnify and hold harmless Purchaser from and against, any and all Losses suffered or incurred by it and from against all Claims made against it, which arise out of or result from:

(a)	any breach of the representations and warranties made by Vendor in this Agreement or in any other Transaction Document;

(b)	any breach or non-fulfillment of any covenant, obligation or agreement of Vendor in this Agreement or any other Transaction Document;

(c)
any Taxes of the Corporation in respect of any Pre-Closing Tax Period, other than Taxes that are included as Current Liabilities in the calculation of the Closing Working Capital, after giving effect to and taking into account any Tax Attributes of the Corporation in existence at the commencement of the Closing Date that could reduce or offset Taxes, income or taxable income in respect of a Pre-Closing Tax Period;

(d)	the Pre-Closing Reorganization; or

(e)	the Retained Assets.

Vendor's indemnification obligations under this Section 10.2 shall, subject to the last sentence of Section 10.1 and Section 10.4, terminate upon expiration of the applicable Survival Periods.

10.3	Indemnification by Purchaser

Subject to the limitations set forth in this Agreement, Purchaser shall, from and after the Closing, be liable to Vendor for, and as a separate and independent covenant indemnify and hold harmless Vendor from and against, any and all Losses suffered or incurred by it and from against all Claims made against it, which arise out of or result from:

(a)	any breach of the representations and warranties made by Purchaser in this Agreement or any other Transaction Document; or

(b)	any breach or non-fulfillment of any covenant, obligation or agreement of Purchaser in this Agreement or any other Transaction Document.

Purchaser's indemnification obligations under this Section 10.3 shall, subject to the last sentence of Section 10.1 and Section 10.4, terminate upon expiration of the applicable Survival Periods.

10.4	Certain Limitations

(a)	No claim for indemnification may be asserted against a Party for breach of any representation, warranty, covenant or agreement contained herein or in any of the other Transaction Documents, unless:

(i)
written notice of such claim is received by Vendor or Purchaser, as applicable, within thirty (30) days of the applicable Indemnified Party first becoming aware of the fact, matter or circumstance giving rise to such claim of indemnification, and, in any event, on or prior to the expiration date of any applicable Survival Period; and

(ii)
such written notice sets forth a description in reasonable detail the facts, matters and circumstances giving rise to such claim of indemnification which the Party submitting the claim for indemnification alleges to have occurred, the estimated amount of Losses imposed, incurred, suffered or asserted in connection therewith or arising therefrom, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto.

(b)
Vendor shall not be liable under this Article 10 unless and until the cumulative aggregate amount of all Losses and Claims in respect thereof exceeds two million dollars ($2,000,000) (the "Deductible"), in which event Vendor shall only be liable for such amounts in excess of the Deductible; provided, however, that Vendor shall not be liable under this Article 10 for any individual Losses or Claims which do not exceed fifty thousand dollars ($50,000.00) ("De Minimis Losses"), which De Minimis Losses shall not be counted toward the Deductible and in no event shall Vendor have any liability hereunder for any such De Minimis Losses. Notwithstanding anything to the contrary contained in this Agreement, Vendor's aggregate liability for all Losses and Claims under this Article 10 shall not exceed fifty percent (50%) of the Purchase Price (the "Cap"). The Parties hereby acknowledge that the Cap shall be a single amount applicable to the aggregate amount of all claims for indemnification by Purchaser arising under this Article 10, and that any indemnification payments made by or on behalf of Vendor pursuant to this Article 10 shall reduce the remaining amounts available under the Cap for all such claims.

(c)
Notwithstanding anything contained in this Agreement to the contrary, the limitations set out in this Section 9.4, including the Deductible, the De Minimis Losses and the Cap, shall not apply to any Losses arising from or relating to:

(i)	any Taxes of the Corporation attributable to any Pre-Closing Tax Period;

(ii)	any Taxes imposed on or by reason of the Pre-Closing Reorganization;

(iii)	any payment or adjustment pursuant to Article 3; or

(iv)	any failure to comply with section 116 of the Tax Act.

(d)
Notwithstanding anything in this Agreement to the contrary, no Party nor any of its Non-Party Affiliates shall be liable to another Party or its Non-Party Affiliates pursuant to this Article 10 for special, punitive, exemplary, consequential or indirect damages, including loss of future revenue income or profits, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, whether based on contract, tort, strict liability, other law or otherwise and whether or not arising from the other Party's or any of its Affiliates' sole, joint or concurrent negligence, strict liability or other fault, except to the extent one of the Parties hereto is held liable for such damages to a Third Party and such Party is entitled to be indemnified by any of the other Parties hereto pursuant to this Article 10.

(e)	The amount of any Losses and Claims for which indemnification is provided under this Article 10 shall be computed net of:

(i)	any insurance or other proceeds actually received by the Indemnified Party in connection with such Losses or Claims;

(ii)	any Tax benefit realized or expected to be realized (including as a result of any deduction or credit) by the Indemnified Party or any of its Affiliates as a result of such Losses or Claims; and

(iii)	any indemnity, contribution or other similar payment the Indemnified Party is entitled to receive from any Person with respect to such Losses or Claims.

Each Indemnified Party agrees that it shall use its commercially reasonable efforts to pursue claims under any applicable insurance policies and against other Third Parties who may be responsible for Losses or Claims.

(f)	No claim shall be made or be enforceable against Indemnifying Party under this Article 10 for any Losses or Claims arising out of:

(i)
any fact, matter or circumstance known to the Indemnified Party at Closing and, without limiting the generality of the foregoing, Vendor shall not be liable to the extent that the relevant fact, matter or circumstance which causes any claim (and Vendor's and the Corporation's representations and warranties shall be qualified by any fact, matter or thing that) is disclosed:

(A)	in any document, report or written or oral communication delivered to Purchaser, its Affiliates or their respective Representatives prior to the date hereof; or

(B)	in a Schedule to this Agreement, the VDR or the Disclosure Letter.

(ii)
any passing of, or any change in, on or after the date of this Agreement, any applicable Law (including any passing of, or change in, applicable Law on or after the date of this Agreement which takes place retrospectively);

(iii)
any act, default, omission, transaction, or arrangement by the Indemnified Party or any of its Non-Party Affiliates (or any of its or their respective Representatives or successors in title) on or after the date of this Agreement (except as expressly permitted or required pursuant to this Agreement);

(iv)	fraud, bad faith, or gross negligence or willful misconduct of the Indemnified Party or any of its Non-Party Affiliates (or any of its or their respective Representatives or successors in title); or

(v)
any matter or thing done, or omitted to be done, by the Indemnifying Parties pursuant to, or in compliance with, the terms of this Agreement or any other document to be entered into as part of the Contemplated Transactions, or otherwise at the Indemnified Party's request in writing or with the Indemnified Party's written consent.

(g)	The amount of any payments made by or on behalf of a Party under this Article 10 shall be treated for all Tax purposes as an adjustment to the Purchase Price.

(h)
Notwithstanding anything to the contrary in this Agreement, Purchaser and Vendor shall not be entitled to claim any Losses or Claims under Section 10.2 or Section 10.3 arising from claims based on the determination of Purchase Price, as it is the Parties' intent that the procedures set forth in Section 3.2 shall provide the sole and exclusive remedies for such claims and that Purchaser shall not have recourse pursuant to Section 10.2 for breaches of representations, warranties or covenants contained in this Agreement to the extent the subject matter giving rise to any such claim was settled pursuant to Section 3.2 or with respect to any matter to the extent that a specific accrual or reserve for the amount of such Loss or Claim was reflected in the Financial Statements or the calculation of the Purchase Price (including the adjustments pursuant to Article 3).

(i)
Notwithstanding anything to the contrary in this Article 10, Vendor shall not be liable under this Article 10 in respect of any Losses or Claims on account of Taxes (i) in respect of any Pre-Closing Tax Period to the extent such Taxes reduced the Purchase Price, (ii) relating to the adjustment, disallowance, use or availability of Tax Attributes, or any Liability for Taxes in respect of a taxable period (or portion thereof) that commences on or after the Closing Date, including as a result of the inability to utilize, or other limitation in respect of, any such Tax Attributes or (iii) related to an action of Purchaser in violation of Section 8.3(c).

(j)
No Indemnified Party shall be entitled to double recovery for any Loss or Claim under this Article 9 even though such Loss or Claim may have resulted from the breach or inaccuracy of more than one of the representations, warranties, covenants and obligations of the Indemnifying Parties under this Agreement.

(k)
No Indemnifying Party shall be liable under this Article 10 in respect of any Losses or Claims that are contingent unless and until such contingent Losses or Claims cease to be contingent and liability, costs, expenses or damages are actually suffered, incurred or accrued in connection therewith (whether or not any payment is then due); provided that the Indemnified Party may deliver a written notice of claim in respect of any such contingent Losses to the applicable Indemnifying Party prior to the end of the applicable Survival Period, if any, for indemnification set forth in Section 10.1 with respect to such claim, in which case such claim will not be barred by the expiration of the relevant Survival Period and will survive until finally resolved.

(l)
Upon payment of any Losses or Claims with respect to a claim pursuant to this Article 10, the Indemnifying Party shall be subrogated to the extent of such payment (and to recover costs or expenses incurred by the Indemnifying Party in enforcing such recovery rights against such Person) to the rights of the Indemnified Party against any Person with respect to the subject matter of such claim for indemnification. The Indemnified Party shall assign such rights to and otherwise reasonably cooperate with the Indemnifying Party, at the cost and expense of Indemnifying Party, to pursue any claims against or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.

(m)
Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any Losses that it may suffer or incur by reason of the breach by another Party of any representation, warranty or covenant of that other Party under this Agreement.  If any Losses can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, an Indemnified Party shall take all commercially reasonable steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonable efforts to mitigate any such Losses, then the applicable Indemnifying Parties shall not be required to indemnify the Indemnified Party for the Losses that could have been avoided if the Indemnified Party had made such efforts.

10.5	Sole and Exclusive Remedy

From and after the Closing and except as:

(a)	otherwise provided in in this Article 10; or

(b)	for knowing and intentional fraud by the applicable Party,

the indemnities provided in this Article 10 shall be the sole and exclusive remedy of Purchaser and its Non-Party Affiliates against Vendor and its Non-Party Affiliates or Vendor and their Non-Party Affiliates against Purchaser and its Non-Party Affiliates, as the case may be, at Law or in equity relating to this Agreement, the Contemplated Transactions, the Transaction Documents, the Corporation, the Corporation Shares, the Corporation's Assets and any liabilities or obligations of the Corporation or any applicable Law or otherwise; provided, however, that nothing in this Agreement shall prevent any Party from seeking an injunction or injunctions to prevent breaches of this Agreement by the other Parties and to enforce specifically the terms and provisions hereof. In furtherance of the foregoing, Purchaser hereby releases Vendor and its Non-Party Affiliates and waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims for equitable relief related to the breach of any covenant or agreement of Vendor contained in this Agreement requiring performance after the Closing) Purchaser or any Affiliates of Purchaser may have against Vendor or its Non-Party Affiliates relating to this Agreement, the Contemplated Transactions, the Transaction Documents and any other document or certificate delivered in connection herewith, the Corporation, the Corporation Shares, the Corporation's Assets and any liabilities or obligations of the Corporation or any applicable Law or otherwise, except pursuant to the indemnification provisions set forth in this Article 10 or for knowing and intentional fraud by the applicable Party.

10.6	Third Party Claims

(a)
Each Indemnified Party shall give the Indemnifying Party prompt written notice of any Third Party claim which may give rise to any indemnity obligation under this Article 10, together with the estimated amount of such claim (if reasonably estimable), and the Indemnifying Party shall have the right to assume the defense of any such claim through counsel of its own choosing, by so notifying the Indemnified Party within fifteen (15) days of receipt of the Indemnified Party's written notice. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume the defense of any such Third Party claim if such Third Party claim seeks remedies other than monetary damages which remedies, if reasonably likely to be awarded in connection with such Third Party claim, would materially and adversely impact the business operations of the Indemnified Party.

(b)
If the Indemnifying Party declines, fails or is not permitted by the terms of this Agreement to assume the defense of such Third Party claim within such fifteen (15) day period, the Indemnified Party may employ counsel of its choosing to represent or defend it in any such Third Party claim and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel. If the Indemnified Party desires to participate in the defense of any Third Party Claim assumed by the Indemnifying Party, it may do so at its sole cost and expense; provided, however, that the Indemnifying Party shall be entitled to control any such defense; provided, further, that the Indemnifying Party shall pay such Indemnified Party's reasonable legal expenses if the named parties to any such action (including any impleaded parties) include both such Indemnifying Party and the Indemnified Party and such Indemnified Party shall have been advised by its counsel in writing that there may be one or more legal defenses available to the Indemnified Party which are not available to such Indemnifying Party, or if available to such Indemnifying Party, the assertion of which would be adverse to or in conflict with the interests of the Indemnified Party.

(c)
Neither Purchaser nor Vendor shall, without the prior written consent of Purchaser or Vendor, as applicable, settle, compromise or offer to settle or compromise any such claim on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Party or any Affiliate thereof or if such settlement or compromise does not include an unconditional release of the other Party and its Affiliates for any liability or obligation arising out of such claim or any related claim.

(d)
The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable best efforts to keep the other Party reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(e)
The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (subject to applicable Laws), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any solicitor-client privilege, litigation privilege or other legal privilege or protection. For the avoidance of doubt, nothing in this Section 10.6 shall be construed as a waiver by the Indemnified Party or the Indemnifying Party of any privilege or protection, including any privilege or protection associated with the use of separate counsel by the Indemnified Party or the Indemnifying Party.

ARTICLE 11
MISCELLANEOUS

11.1	Partial Invalidity

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability will not affect any other provision of this Agreement and this Agreement will be construed as if the invalid, illegal or unenforceable provision had never been contained herein unless the deletion of the provision would result in such material change to cause the completion of the transactions contemplated herein to be unreasonable.

11.2	Notice

All notices, consents and other instruments which are required or may be given pursuant to this Agreement must be given in writing and delivered personally or by email as follows:

If to Vendor:
To:        Barnwell Industries, Inc.
             Suite 1800Q, 24 Greenway Plaza
             Houston, Texas 77046

Attention:      Phil Patman, Chief Financial Officer
E-mail:          ppatman@brninc.com

with a copy (which shall not constitute notice) to:

               Burnet, Duckworth & Palmer LLP
2400, 525 - 8th Avenue SW
Calgary, AB T2P 1G1

Attention:      Brittney Thompson
E-mail:          bnt@bdplaw.com

If to Purchaser:
To:         2798913 Alberta Ltd.
2121 370 522 130 Avenue SW
Calgary, Alberta T2Z 0G4

Attention:      Martin Cheyne
E-mail:          mcheyne@deefour.ca

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP
1000. 250 – 2nd Street SW
Calgary, Alberta T2P 0C1

Attention:      Daniel E. Kenney
E-mail:          daniel.kenney@ca.dlapiper.com

or in accordance with the latest unrevoked instructions delivered by one Party to the other.  All notices will be deemed to have been duly given at the time of delivery or, in the case of email, on the day of transmittal thereof if given during normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day (and unless, in the case of email, the sender receives an automatic reply indicating a failure of delivery).

11.3	Amendments and Waivers

No supplement, modification, waiver or termination of this Agreement will be binding unless executed in writing by the Party to be bound thereby.  No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar) nor will a waiver constitute a continuing waiver unless otherwise expressly provided. No failure or delay by any Party in exercising any right, remedy, power or privilege arising hereunder shall operate or be construed as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.4	Consequential Losses

Notwithstanding anything to the contrary in this Agreement, no Party shall be liable for or liable to indemnify another Party in respect of any consequential losses suffered, sustained or incurred by another Party or any of that other Party's directors, officers, shareholders, employees or agents howsoever arising under or in connection with this Agreement, including any termination of this Agreement prior to the Closing.

11.5	Expenses

Except as otherwise provided in this Agreement, each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Corporation Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred.

11.6	Entire Agreement

The Agreement (including Annexes, Schedules and Exhibits), together with the Disclosure Letter and the other Transaction Documents, comprise the entire agreement among the Parties with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such subject matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter, the other Transaction Documents, the Exhibits and Schedules (other than an exception expressly set forth as such in the Disclosure Letter), the statements in the body of this Agreement will control.

11.7	Subrogation

The assignment and conveyance to be effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Corporation Shares and the Corporation's Assets or any part or portion thereof.

11.8	Governing Law; Arbitration

(a)
This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the Laws of the Province of Alberta and applicable Laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. Notwithstanding the foregoing, the fiduciary duties of the board of directors of Vendor and the corporate authorization and shareholder approval of the Contemplated Transactions by Vendor shall be governed by the Laws of the State of Delaware, including the Delaware General Corporation Law and applicable Delaware common law.

(b)
Subject to Section 3.2 and Section 11.8(c), the Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

(c)
Subject to Section 3.2, all Claims and disputes among the Parties or certain of them arising in relation to this Agreement, including disputes over the interpretation or enforceability of any provision of this Agreement, shall be resolved through the negotiation of the Parties, in good faith. If after thirty (30) days of attempting to resolve the dispute, any Party to the dispute may serve the other Party or Parties to the dispute written notice that it demands that such matter be referred to arbitration. Each such arbitration shall be conducted in accordance with the following:

(i)
The Parties to the dispute shall meet within five (5) days of the receipt of a notice issued by one Party to the dispute requesting arbitration of an applicable matter to attempt to agree on a single arbitration qualified by experience, education and training to determine such matter. If the Parties to the dispute are unable to agree on the selection of the arbitrator, the Party to the dispute which issued such notice requesting an arbitration shall forthwith make an application to a justice of the Court of King's Bench of the Province of Alberta pursuant to the Arbitration Act (Alberta) for the appointment of a single arbitrator, and failing such action on the part of the Party to the dispute which issued such notice, any other Party to the dispute may make such application.

(ii)	The arbitration shall be conducted in the City of Calgary, Alberta and English shall be the language of the arbitration.

(iii)
The arbitrator selected pursuant to Section 11.8(c)(i) shall proceed as soon as is practicable to hear and determine the matter in dispute, and shall be directed to provide a written decision respecting such matter within thirty (30) days of appointment. The Parties shall provide such assistance and information as may be reasonably necessary to enable the arbitrator to determine such matter.

(iv)	The arbitrator shall, and shall be entitled to, make findings of fact and make conclusions of law in rendering a decision.

(v)	The arbitration shall be final and binding on the Parties to the dispute.

(vi)
Except to the extent modified by the other provisions of this Section 11.8(c), the arbitrator shall conduct the arbitration pursuant to the National Arbitration Rules of the ADR Institute of Canada Inc. and the provisions of the Arbitration Act (Alberta).

11.9	Time is of Essence

Time shall be of the essence in this Agreement.

11.10	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of Purchaser (in the case of assignment by Vendor or the Corporation) or Vendor (in the case of assignment by Purchaser).

11.11	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.12	Non-Recourse Parties

Except as expressly set forth in any of the Transaction Document, all Claims, Proceedings or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as Parties. No Person who is not a named Party to this Agreement, including any other past, present or future director, officer, employee, incorporator, sponsor, member, partner, agent, equityholder, Affiliate or Representative of any named party to this Agreement, or any of their successors and assigns, or any past, present or future director, officer, employee, incorporator, sponsor, member, partner, agent, equityholder, Affiliate or Representative of the foregoing (collectively, other than the Parties, the "Non-Party Affiliates"), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of a Person against any of its Non-Party Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim, Proceeding or cause of action based on, in respect of, or by reason of this Agreement or its negotiation, execution or performance; and each Party waives and releases all (and agrees that neither it nor any of its Non-Party Affiliates shall commence any claim or Proceeding in respect of any) such liabilities, claims and obligations against any such Non-Party Affiliates.

11.13	Further Assurances

From the Closing until the first anniversary of the Closing Date, and from time to time at the request of the other Party, Purchaser shall, and shall cause its Affiliates to, and Vendor shall, and shall cause its Affiliates to, without further consideration, execute and deliver such documents, instruments and assurances of transfer, conveyance, assignment and assumption, in addition to the Transaction Documents, and take such further actions as may reasonably be necessary to carry out the provisions of this Agreement; provided, however, that that the Party requesting such further assurances will pay all costs and expenses of any Third Parties engaged by the other Party to effect the foregoing and promptly reimburse that Party for all reasonable out of pocket Third Party costs, expenses and fees incurred in connection with carrying out its obligations under this Section 11.13.

11.14	Announcements

At all times prior to Closing, any press release or public statement or announcement (a "Public Statement") with respect to this Agreement and the transactions contemplated herein will be made only with the prior written consent and joint approval of Vendor and Purchaser (the "Approving Parties"), not to be unreasonably withheld or delayed, unless such Public Statement is required by Law or by any stock exchange, in which case the Party required to make the Public Statement will give the other Approving Party prompt notice of the information to be disclosed and reasonable opportunity to review and comment on the proposed disclosure.  After the Closing, any Public Statement by a Party will be made only with the prior written consent and approval of the other Parties unless the Public Statement is required by Law or by any stock exchange, in which case the notifying Party will give the other Parties prompt notice of the information to be disclosed and reasonable opportunity to review and comment on the proposed disclosure.

11.15	Counterpart Execution

This Agreement may be executed in as many counterparts as are deemed necessary, and may be delivered in electronic pdf form or other electronic means, and when so executed and delivered, each such counterpart is as valid and binding on all Parties as every other such counterpart.  If a Party delivers a counterpart in electronic pdf form or other electronic means, that Party shall promptly thereafter deliver to the other Party an originally executed counterpart.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

2798913 ALBERTA LTD.		BARNWELL INDUSTRIES, INC.

Per:	/s/ Martin Cheyne	Per:	/s/ Philip Patman, Jr.
	Name: Martin Cheyne		Name: Philip Patman, Jr.
	Title: Chief Executive Officer		Title: Chief Financial Officer

This is the Execution Page to the Share Purchase and Sale Agreement between Barnwell Industries, Inc. and 279813 Alberta Ltd.

SCHEDULE A

Part 1 – Land Schedule
Part 2 - Wells
Part 3 – Major Facilities
Part 4 – Proprietary Seismic Data

Part 1 – Land Schedule

See attached.

Part 2 - Wells

See attached.

Part 3 – Major Facilities

See attached.

Part 4 – Proprietary Seismic Data

See attached.

SCHEDULE B
Closing Statement Example Calculation

Share Purchase and Sale Agreement between Barnwell Industries Inc. and 2798913 Alberta Ltd.
Closing Statement Example Calculation
As of June 30, 2026

This Schedule is for illustrative purposes only as of June 30, 2026 and subject to adjustments up to the Measurement Date.

(i) Closing Working Capital

In CAD$
Cash	$ 1,144,574.67	Excess Cash will be dividended out prior to Closing
Accounts receivable	1,984,278.00
Prepaid expenses and deposits	456,873.37
Current assets	3,585,726.04

Vendor's Transaction Expenses	•
Accounts payable	999,225.25
Accrued expenses	1,797,835.20
Current liabilities	2,797,060.45

Closing Working Capital	$ 788,665.59

(ii) Working Capital Difference

Target Working Capital	$0.00
Working Capital Difference	$ 788,665.59

(iii) Indebtedness Amount

Indebtedness amount	$0.00

(iv) Closing Payment

Cash consideration	$ 4,000,000.00
Plus Working Capital Difference	788,665.59
Less the Indebtedness Amount	-
Less the Deposit	1,000,000.00)
Less the Withheld Amount (25% of the Withholding Subject Amount)	-
Closing Payment	$ 3,788,665.59

(v) Adjusted Purchase Price

Purchase Price	9,000,000.00
Plus Working Capital Difference	788,665.59
Less the Indebtedness Amount	-
Adjusted Purchase Price	$ 9,788,665.59

SCHEDULE C
Pre-Closing Reorganization Steps

1.	Barnwell of Canada Limited LLC ("BOC LLC") will distribute its shares in Barnwell Hawaiian Properties, Inc. (the "Retained Assets") and its excess cash or near cash assets to Vendor.

2.	BOC LLC will continue as a regular Alberta corporation named "Barnwell of Canada, Limited" ("BOC AB"). The stated capital of the BOC AB common shares will be set at C$1.00 in aggregate.

3.
BOC AB and Octavian Oil Limited ("OOL") will complete a long-form horizontal amalgamation to form "Amalco". The stated capital of the Amalco shares will be the aggregate PUC of the predecessor corporations (i.e., C$10,000,101, being the sum of OOL's PUC of C$10,000,100 and BOC AB's PUC of C$1.00).

4.
Vendor will contribute a debt with a principal amount of US$3,103,577.72 owing by Amalco to Vendor ("Amalco-BII Debt") to Amalco as a contribution of capital.  The stated capital of the Amalco common shares will be increased by the fair market value and principal amount of the Amalco-BII Debt (converted at the Bank of Canada USD-CAD exchange rate on the date of the contribution).

5.
Amalco will return capital on its common shares to Vendor in an amount equal to C$8,750.000.00 and will pay this amount by issuing a non-interest-bearing, Canadian-dollar denominated promissory note, payable on demand to Vendor (the Vendor Promissory Note), which will be assigned to Purchaser at Closing.

6.	Vendor will incorporate a wholly owned Alberta corporate subsidiary which will be granted the 5% Royalty by the Corporation at Closing.

EXHIBIT A
Form of Officer's Certificates

VENDOR OFFICER CERTIFICATE

TO:        2798913 Alberta Ltd.  ("Purchaser")

RE:	Share Purchase and Sale Agreement dated [•], 2026 between Barnwell Industries, Inc. ("Vendor") and Purchaser (the "Sale Agreement")

The undersigned, [•], being the [•] of Vendor, hereby certifies, for and on behalf of Vendor, and not in their personal capacity and without personal liability, as follows:

1.	The undersigned is personally familiar, in their capacity as an officer of Vendor, with the matters hereinafter certified.

2.	This certificate is made and delivered pursuant to Section 6.2(c)(i) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.
Each of the Vendor Fundamental Representations is true and correct in all respects other than de minimis inaccuracies as of the date of this Certificate, or, if such representations and warranties expressly related to an earlier or a particular date, was true and correct in all respects, other than de minimis inaccuracies, as of such other date.

5.
Each of Vendor's representations and warranties set forth in Section 4.1 and 4.2 of the Sale Agreement (other than the Vendor Fundamental Representations) is true and correct in all respects as of the date of this Certificate, except where the failure of such representations and warranties to be so true and correct has not had a Material Adverse Effect, or, if such representations and warranties expressly related to an earlier or a particular date, was true and correct in all respects as of such other date, except where the failure of such representations and warranties to be so true and correct has not had a Material Adverse Effect (in each case, without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect).

6.
All obligations of Vendor contained in the Sale Agreement and in each of the Transaction Documents which are required to be performed by Vendor at or before the Closing have been performed or complied with, in all material respects.

7.	Each of Vendor's conditions set forth in Section 6.3 of the Sale Agreement have been be satisfied or waived as of the Closing Time.

DATED at _______________, ______________, as of the ___ day of _______________, 2026.

BARNWELL INDUSTRIES, INC.

Per:
Name:
Title:

PURCHASER OFFICER CERTIFICATE

TO:	Barnwell Industries, Inc. ("Vendor")

RE:	Share Purchase and Sale Agreement dated [•], 2026, between 2798913 Alberta Ltd ("Purchaser") and Vendor (the "Sale Agreement")

The undersigned, [•], being the [•] of [•] hereby certifies, for and on behalf of Purchaser and not in his/her personal capacity and without personal liability, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Purchaser, with the matters hereinafter certified.

2.	This certificate is made and delivered pursuant to Section 6.3(c) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.
Each of Purchaser's representations and warranties set forth in Section 4.4 of the Sale Agreement is true and correct in all material respects as of the date of this Certificate, or, if such representations and warranties expressly related to an earlier or a particular date, was true and correct in all material respects as of such other date (in each case, without giving effect to any qualification contained therein as to materiality or a Purchaser Material Adverse Effect).

5.
All obligations of Purchaser contained in the Sale Agreement and in each of the Transaction Documents which are required to be performed by Purchaser at or before the Closing have been performed or complied with, in all material respects.

6.	Each of Purchaser's conditions set forth in Section 6.2 of the Sale Agreement have been be satisfied or waived as of the Closing Time.

DATED at _______________, ______________, as of the ___ day of _______________, 2026.

2798913 ALBERTA LTD.

Per:
Name:
Title:

EXHIBIT B
Form of Director / Officer Resignation and Mutual Release

RESIGNATION AND MUTUAL RELEASE

TO:	Barnwell of Canada, Limited (the "Corporation")
AND TO:	[●] (the "Individual")
EFFECTIVE:	At the time of Closing on [●], 2026 at (the "Closing Date")
RE:	Share Purchase and Sale Agreement dated [●], 2026 between Barnwell Industries, Inc. ("Vendor") and 2798913 Alberta Ltd. ("Purchaser") (the "Purchase Agreement")

WHEREAS the Individual is resigning from [his / her] position as [a director and/or officer] of the Corporation with effect as of the Closing Date;

AND WHEREAS in addition to resigning as [a director and/or officer] of the Corporation, the Individual has agreed to release the Corporation on the terms and conditions contained in this resignation and mutual release (the "Mutual Release");

AND WHEREAS the Corporation has agreed to release the Individual on the terms and conditions contained in this Mutual Release;

NOW THEREFORE, in consideration of the respective releases, covenants and agreements contained in this Mutual Release and other good and valuable consideration, the sufficiency of which are acknowledged, the parties hereto agree as follows:

1.	Resignation

The Individual hereby resigns as [a director and/or officer] of the Corporation, effective as of the Closing Date.

2.	Release by the Individual Releasor

(a)
Subject to Section 2(b), the Individual, on behalf of [himself /herself] and on behalf of [his/her] heirs, personal representatives, administrators, executors and assigns (collectively, the "Individual Releasor"), irrevocably and unconditionally remises, releases, waives and forever discharges the Corporation and each of its successors, partners, subsidiaries and affiliates and each of their respective current and former officers, directors, employees, agents, representatives, administrators, consultants, shareholders, insurers or assigns of the foregoing, and each of their respective successors, heirs, personal representatives, administrators, executors and assigns (collectively, the "Corporate Releasee") from any and all liability of every nature and kind whatsoever or howsoever arising, whether, in each case, known or unknown, anticipated or unanticipated, suspected or unsuspected, accrued or unaccrued, absolute or contingent, due or become due, by reason of or arising out of any cause matter or thing whatsoever which the Individual Releasor has had, now has or may hereafter have for or because of any matter or thing done, suffered to be done, or omitted to be done up to and including the Closing Date, and in particular, without in any way restricting the generality of the foregoing, in respect of all manner of actions, cause of actions, claims or demands, past, present or future, directly or indirectly, whether ascertained or unascertained, pursuant to, connected with or otherwise related, in any way whatsoever, to the Individual having acted as [a director and/or officer] of the Corporation on or prior to the Closing Date, services performed by the Individual at the request of the Corporation prior to the Closing Date or the cessation of such Individual being [a director and/or officer] of the Corporation on or prior to the Closing Date, including any and all claims for monies advanced, termination pay, change of control payments, compensation, expenses, allowances, shares, share options, director's fees, any remuneration or amounts owing under any applicable legislation governing or relating to the Individual's appointment as [a director and/or officer] or any other benefits relating to the Individual acting as [a director and/or officer] of the Corporation (collectively, "Individual Claims").

(b)	This Mutual Release will not affect or constitute a release of any Individual Releasor's right to enforce [his / her] rights in respect of:

(i)
any corporate indemnity existing by law, agreement, resolution or pursuant to any constating documents of the Corporation provided in the Individual Releasor's favour in connection with the Individual Releasor having acted as [a director and/or officer] of the Corporation on or prior to the Closing Date;

(ii)
the Individual Releasor's entitlement to insurance, including run-off insurance, if any, maintained by the Corporation for the benefit or protection of the Corporation's current and former directors and/or officers, including, without limitation, directors' and officers' liability insurance, as applicable;

(iii)	fraud, bad faith or wilful misconduct on the part of the Corporate Releasee; or

(iv)	any other claim against the Corporation Releasee by the Individual that may not be released by the Individual under applicable law.

3.	Release by Corporate Releasor

(a)
Subject to Section 3(b), the Corporation, on behalf of itself and on behalf of each of its successors, partners, predecessors (including for certainty, Barnwell of Canada, Limited and Octavian Oil Ltd.), subsidiaries and affiliates and all of its respective current and former officers, directors, employees, agents, representatives, administrators, consultants, shareholders, insurers or assigns and each of their respective successors, heirs, personal representatives, administrators, executors and assigns (collectively, the "Corporate Releasor"), irrevocably and unconditionally remises, releases, waives and forever discharges the Individual, and each of [his/her] heirs, personal representatives, administrators, executors and assigns (collectively, the "Individual Releasee") from any and all liability of every nature and kind whatsoever or howsoever arising, whether, in each case, known or unknown, anticipated or unanticipated, suspected or unsuspected, accrued or unaccrued, absolute or contingent, due or to become due, by reason of or arising out of any cause, matter or thing whatsoever which the Corporate Releasor has had, now has or may hereafter have for or because of any matter or thing done, suffered to be done, or omitted to be done up to and including the Closing Date and in particular, without in any way restricting the generality of the foregoing, in respect of all manner of actions, cause of actions, claims or demands, past, present or future, directly or indirectly, whether ascertained or unascertained, pursuant to, connected with, or otherwise related, in any way whatsoever to the Individual having acted as [a director and/or officer] of the Corporation on or prior to the Closing Date, services performed by the Individual at the request of the Corporation prior to the Closing Date or the cessation of the Individual being [a director and/or officer] of the Corporation on or prior to the Closing Date (collectively, "Corporate Claims").

(b)	This Mutual Release will not affect or constitute a release of any Corporate Releasor's right to enforce its rights in respect of:

(i)	any acts of fraud, gross negligence, willful misconduct, theft or criminal conduct of the Individual Releasee in their capacity as [a director and/or officer] of the Corporation;

(ii)	any breach of fiduciary duties or confidentiality that survive the resignation of the Individual Releasee as [a director and/or officer] of the Corporation, howsoever and whenever arising;

(iii)	any failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(iv)	any other claim against the Individual by the Corporate Releasor that may not be released by the Corporate Releasor under applicable law.

4.	Covenant Not to Sue

Each of the Individual Releasor and the Corporate Releasor covenants, undertakes and agrees not to, directly or indirectly, make, assert, encourage, assist or join any claim or demand, or commence, cause to commence, or maintain any actions or proceedings whatsoever against the Corporate Releasees and Individual Releasee, respectively, that relate to the subject matter released pursuant to Section 2 and Section 3. Each of the Individual Releasor and the Corporate Releasor further covenants, undertakes and agrees not to, directly or indirectly, make, assert, encourage, assist or join any claim or demand, or commence, cause to commence, or maintain any actions or proceedings whatsoever against other person, corporation or other legal entity that may result in a claim for contribution, indemnity, damages or other relief being brought against any Corporate Releasee in the case of the Individual Releasor, or any Individual Releasee in the case  of the Corporate Releasor, related to the subject matter released pursuant to Section 2 and Section 3, respectively.

The parties voluntarily accept the terms of this Mutual Release for the purpose of making full and final compromise, adjustment and settlement of all subject matter released pursuant to Section 2 and Section 3. Each of the parties hereby covenant and agree that if the Individual Releasor or the Corporate Releasor hereafter makes any claim, action or proceedings or commences or threatens to commence any claim, action or proceedings against any of the Corporate Releasee or the Individual Releasee, respectively, for or by reason of the subject matter released pursuant to Section 2 and Section 3, respectively, this Mutual Release may be raised, without opposition, as an estoppel and complete bar to any such claim, action or proceeding.

5.	Representations and Warranties

(a)
Each of the Individual Releasor and the Corporate Releasor represents and warrants as of the date hereof that it has not asserted any claim for indemnification, contribution or other relief against any person or entity in respect of the matters for which this Mutual Release has been provided.

(b)
Each of the Individual Releasor and the Corporate Releasor represents, warrants, and covenants that it has not assigned or transferred, or agreed to assign or transfer, and will not assign or transfer all, or any part of, or any interest in, any claim, demand, dispute, causes of action or liability of any nature whatsoever to any person that are remised, waived, released or discharged by Section 2 and Section 3, respectively.

(c)	Each party hereto further represents and warrants that it has the full authority to bind all releasors it is purporting to bind and agrees this Mutual Release will be binding on all such parties.

6.	Effective Date

This Mutual Release shall become effective as at the Closing Date.

7.	Successors and Assigns

Subject to Section 5(b), the parties agree that the provisions hereof shall be binding upon and enure to the benefit of the parties and their respective heirs, personal representatives, administrators, executor successors and permitted assigns.

8.	Independent Legal Advice Acknowledgment

Each of the parties hereto acknowledges that they have read the terms of this Mutual Release, that they understand that it represents a full and final waiver, release and discharge of all Individual Claims or Corporate Claims, as applicable, except as expressly set out in this Mutual Release, and that they have each executed this Mutual Release freely and voluntarily, without any other inducement, and without any coercion, threat, duress or undue influence.

Each of the parties hereto acknowledges that it has been afforded the opportunity to seek independent legal advice with respect to this Mutual Release and the matters addressed therein and, in the event that any party has executed this Mutual Release without the benefit of independent legal advice, such party fully understands the provisions of this Mutual Release and hereby waives the right to receive any such independent legal advice and acknowledges, confirms, and agrees that such party was advised to seek, and has had the opportunity to seek, and was not prevented nor discouraged by the Corporation or any other Corporate Releasee from seeking independent legal advice prior to the execution and delivery of this Mutual Release. The Individual Releasor acknowledges that, in the event that the Individual Releasor did not avail himself or herself of that opportunity prior to the signing of this Mutual Release, he or she did so voluntarily and agrees that his or her failure to obtain independent legal advice should not be used by him or her as a defence to the enforcement of this Mutual Release.

9.	Severability

If any arbitrator or court of competent jurisdiction determines that any provision of this Mutual Release, or portion thereof, to be illegal, void, invalid or unenforceable, that provision, or portion thereof, will be deemed severed from this Mutual Release without affecting the validity, enforceability or effect of any of the remaining provisions of this Mutual Release, or parts thereof, which shall remain in full force and effect or affecting the validity or enforceability of such provision in any other jurisdiction.

10.	Governing Law

This Mutual Release will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties hereby irrevocably submit and attorn to the exclusive jurisdiction of the Courts of the Province of Alberta for all matters arising out of or relating to this Mutual Release.

11.	Electronic Delivery

This Mutual Release may be delivered in original or electronic form, and in counterpart, and when so executed and delivered will be deemed to be an original and all counterparts together constitute one agreement.

12.	Definitions

Capitalized terms not defined herein shall have the meaning ascribed thereto in the Purchase Agreement unless the context otherwise requires.

The parties have hereby executed this Resignation and Mutual Release effective as of the Closing Date.

[●]

BARNWELL OF CANADA, LIMITED

Per:
Name:
Title:

This is the Execution Page to the Resignation and Mutual Release between Barnwell of Canada, Limited and [●]

EXHIBIT C
Form of Withholding Tax Escrow Agreement

See attached.

EXHIBIT D
Form of 5% GORR Agreement

See attached.

EXHIBIT E
Form of Call Agreement

See attached.